Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129186

PROSPECTUS

Exchange Offer for

$175,000,000

7 3/4% Senior Subordinated Notes due 2013

We are offering to exchange:

up to $175,000,000 of our new Series B 7 3/4% Senior Subordinated Notes due 2013

for

a like amount of our outstanding 7 3/4% Senior Subordinated Notes due 2013.

Material Terms of Exchange Offer

•	The terms of the notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

•	Expires 5:00 p.m., New York City time, December 5, 2005 unless extended.

•	Based on the advice of counsel, the exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is subject to customary conditions, including that it does not violate applicable law or any applicable interpretation of the staff of the SEC.

•	We will not receive any proceeds from the exchange offer.

For a discussion of certain factors that you should consider before participating in this exchange offer, see “ Risk Factors” beginning on page 14 of this prospectus.

Neither the SEC nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 4, 2005

We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

Until June 3, 2006, all dealers that buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking, including the size of certain service markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates are based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, consumer preferences can and do change. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on such data, may not be reliable.

DOCUMENTS INCORPORATED BY REFERENCE

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”) with respect to this exchange offer. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. The SEC allows us to “incorporate by reference” in this prospectus certain information we have filed with the SEC, which means:

•	the prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus;

•	documents incorporated by reference are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

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The following documents are incorporated by reference into this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005;

•	Our Current Reports on Form 8-K, as amended, filed August 27, 2004, November 16, 2004, January 27, 2005, February 18, 2005, February 25, 2005, March 4, 2005, March 25, 2005, May 6, 2005, July 28, 2005, August 9, 2005, August 15, 2005, August 22, 2005, August 24, 2005 and September 6, 2005; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of the offering, excluding any materials furnished pursuant to Item 2.02, 7.01 or 9.01 of Form 8-K to the extent they contain Regulation FD or Results of Operations and Financial Condition disclosure.

References in this prospectus to this prospectus will be deemed to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently dated document incorporated by reference or in this prospectus modifies or supersedes the statement.

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at its facilities as described below in the section “Where You Can Find More Information.” Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You can request a copy of the documents incorporated by reference in this prospectus and a copy of the indenture, registration rights agreement and other agreements referred to in this prospectus by requesting them in writing at the following address or by telephone from us at the following telephone number:

Robert Garcia, Jr.

Syniverse Technologies, Inc.

One Tampa City Center, Suite 700

Tampa, Florida 33602

(813) 273-3000

To obtain timely delivery of any copies of filings requested from us please write or telephone us no later than November 28, 2005.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under “Summary,” “Risk Factors” and “Use of Proceeds.” The words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus or, in the case of documents incorporated by reference, the date of the document in which such statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

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SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. For a more complete understanding of the information that you may consider important in making your investment decision, you should read this entire prospectus, including our consolidated financial statements and related notes included in this prospectus or incorporated by reference and the information set forth under the heading “Risk Factors.”

Business

Overview

We are a leading provider of mission-critical technology services to wireless telecommunications companies worldwide. We serve over 330 telecommunications carriers in approximately 44 countries. Many of these carriers depend on our integrated suite of transaction-based services to solve the complexities associated with offering seamless wireless services, connecting disparate carrier networks and facilitating the rapid deployment of next-generation wireless services. Our services enable wireless carriers to provide their customers with enhanced wireless services including national and international wireless voice and data roaming, caller ID, Short Message Service (“SMS”) messaging, wireless number portability and wireless data content.

The global wireless industry relies on an extensive and complex set of communication standards, technical protocols, network interfaces and systems that must successfully interoperate in order to provide global voice and data services. The proliferation of these standards has resulted in technological incompatibilities, both within and between carriers. These incompatibilities have become increasingly difficult to manage as new wireless technologies and services are introduced and deployed.

Our position as a trusted and neutral intermediary between carriers allows us to solve these technical and operational challenges for the wireless industry. By providing our carrier customers a single point of system and network connectivity, we are able to translate otherwise incompatible communication standards and protocols, route telephone calls and SMS messages to support national and international roaming and provide access to intelligent network services such as wireless number portability and caller ID. Our services platform also enables carriers to rapidly and cost-effectively deploy next-generation services such as wireless data content, wireless fidelity (“Wi-Fi”) and Voice-over-Internet Protocol (“VoIP”).

We provide these services to telecommunications carriers globally, including the ten largest U.S. wireless carriers and six of the ten largest international wireless carriers. Our domestic customers include Cingular Wireless, Sprint PCS, T-Mobile and Verizon Wireless. We serve approximately 88 international carriers including China Unicom, KDDI and SK Telecom.

We generate the majority of our revenue on a per-transaction basis, often generating multiple transactions from a single subscriber call or data session. The remainder of our revenues are generated from recurring, non-transaction fees for network connections and software maintenance. Demand for our services is driven primarily by the volume of wireless voice calls and data sessions, the frequency of subscriber roaming activity, the number of SMS messages exchanged and subscriber adoption of new wireless data services.

Suite of Services

We have built our reputation over the past 18 years by designing comprehensive solutions that solve wireless industry technology complexities. Our integrated suite of services includes:

•	Technology Interoperability Services. We operate the largest wireless clearinghouse in North America that enables the accurate invoicing and settlement of domestic and international wireless roaming telephone calls, wireless data events and Wi-Fi sessions. We also provide SMS routing and translation services between carriers.

•	Network Services. Through our Signaling System 7 (“SS7”) network, we connect disparate wireless carrier networks, enable access to intelligent network database services like caller ID and provide translation and routing services to support the delivery and establishment of telephone calls. SS7 is the telecommunications industry’s standard network signaling protocol used by substantially all carriers to enable critical telecommunications functions such as line busy signals, toll-free calling services and caller ID.

•	Number Portability Services. Our leading wireless local number portability (“WLNP”) services are used by many wireless carriers, including the five largest domestic carriers, to enable wireless subscribers to switch service providers while keeping the same telephone number. Historically, wireless subscribers had to surrender their telephone number when canceling wireless services with one provider and moving services to another. With the introduction of WLNP, wireless subscribers are now able to keep their telephone number when switching between carriers.

•	Call Processing Services. We provide wireless carriers global call handling and fraud management solutions that allow wireless subscribers from one carrier to make and accept telephone calls while roaming on another carrier’s network.

•	Enterprise Solutions. Our enterprise wireless data management platform allows carriers to offer large corporate customers reporting and analysis tools to manage telecom-related expenses.

Competitive Strengths

We believe that the following strengths differentiate us in the marketplace:

•	Comprehensive suite of services makes us a leading provider of mission-critical services to wireless carriers. We believe that the mission-critical nature of our services, our established carrier relationships and our performance track record make us the technology services provider of choice for many of our customers.

•	Transaction-based business model with recurring revenues and strong operating cash flows. Our historical success in customer retention, our growth in transaction volumes and our ability to leverage our existing technology platforms to serve additional customers enable us to generate a high level of recurring revenues and strong operating cash flows to support strategic activities.

•	Proven track record of technology innovation enables us to capitalize on ongoing needs of our customers. We believe that we are and will continue to be a leading developer of mission-critical technology services to wireless carriers. We expect to continue to capitalize on carrier deployment of next-generation technologies such as Wi-Fi, wireless data and VoIP.

•	Role as an independent, trusted intermediary provides enhanced market access. Unlike some of our competitors, we do not compete for our customers’ subscribers. We believe that this market position provides us a unique ability to collaborate with our customers on new product development and enables us to most effectively anticipate, identify and address the evolving requirements of the global wireless industry.

•	Extensive and collaborative customer relationships. We provide our services to over 330 telecommunications carriers in approximately 44 countries. Through our relationships with such carriers, we have developed a highly active and respected customer users’ group that has helped facilitate the continued development, enhancement and evolution of our services.

•	Experienced management team with strong customer relationships. Our senior management team has strong customer relationships developed over an average of 20 years of telecommunications industry experience.

Growth Strategy

In order to strengthen our market leadership position, enhance growth and maximize profitability, we intend to:

•	Expand our global customer base. We are aggressively pursuing global expansion opportunities where we believe there are significant markets for our services. We recently established sales and support offices in Europe, Latin America and Asia Pacific. This expansion has helped us sign contracts with leading carriers in France, China, Brazil, Italy, Saudi Arabia and India.

•	Further penetrate our existing customer base. We intend to continue to cross-sell services to our existing customers to further diversify our revenue stream and increase per-customer revenues. For example, we have signed contracts and implemented our WLNP solutions for 95 of our existing U.S. customers, including all of the five largest wireless carriers.

•	Enhance our existing services suite through the development of innovative new services. We believe that we are well positioned to develop innovative services that respond to and solve industry complexities associated with new market participants and new technologies. Our development of a Wi-Fi clearinghouse service and our signing of contracts with two major U.S. carrier providers of Wi-Fi services are recent examples of our capabilities.

•	Pursue strategic acquisitions. We continue to seek opportunities to acquire businesses that expand our range of services, provide opportunities to increase our customer base and enter new markets. In September 2004, we acquired the North American wireless clearinghouse business of Electronic Data Systems (“EDS”).

Summary Risks

We face many risks, including those related to:

•	Substantial Debt. Our substantial debt could make it more difficult for us to satisfy our obligations under the notes and our senior credit facility. Our substantial indebtedness may limit our ability to borrow additional funds and grow our business.

•	Debt Service. Our ability to service our debt, and make payments with respect to the notes, will depend on our ability to generate sufficient cash in the future. To some extent, our ability to generate cash is subject to general economic, financial, competitive and other factors that are beyond our control.

•	Ranking of Notes. The right to receive payments and the guarantees under our notes is junior to our and our guarantors’ existing and future senior indebtedness. As a result, upon any distribution to our creditors in a bankruptcy, the holders of our senior debt would be entitled to be paid before any payment could be made with respect to the notes or the guarantees.

•	Infrastructure Failure. Damage to or failure of the infrastructure that we rely on, including that of our customers and vendors, could result in the loss of customers, harm our operating performance and expose us to potential customer liability.

•	Concentration of Revenue Sources. Of our revenues for the six months ended June 30, 2005, approximately 16.8% came from Verizon and 58.1% came from our top ten customers. Any negative development in our relationships with such significant customers could harm our business.

•	Limited Guaranteed Revenue. If our customers decide not to continue to purchase services from us at current levels and prices, which are significantly above the minimum payment amounts, it could harm our business and operating results.

•	Industry Consolidation. Future consolidation among our customers may cause us to lose transaction volume, reduce our prices and could harm our financial performance. In the past, consolidation among our customers has caused us to lose transaction volume and has impacted pricing.

•	Technological Change. Significant technological changes could make our technology and services obsolete. If we do not rapidly adapt to technological change in the telecommunications industry, we could lose customers or market share.

•	Intense Competition. The market for our services is intensely competitive. Existing and future competition could adversely affect our revenues, pricing and operating margins.

•	International Execution. Our expansion into international markets is subject to uncertainties and risks that could harm our operating results.

For a more complete discussion of these risks and other risks related to our business, the exchange offer and the notes, please see the section “Risk Factors” beginning on page 14 of this prospectus.

Debt Tender Offer

On September 2, 2005, we completed a tender offer to purchase any and all of our outstanding 12 3/4% senior subordinated notes due 2009. Approximately $144.8 million aggregate principal amount of the notes were tendered and accepted for payment by us pursuant to the tender offer. We intend to redeem or repurchase any of these notes that remain outstanding on or before February 1, 2006.

Company History

Our business was founded in 1987 as GTE Telecommunication Services Inc., a unit of GTE. In early 2000, GTE combined our business with its Intelligent Network Services business to further broaden our network services offering. In June 2000, when GTE and Bell Atlantic merged to form Verizon Communications Inc., we became an indirect, wholly owned subsidiary of Verizon Communications. In February 2002, we were acquired by certain members of our senior management team and an investor group led by GTCR Golder Rauner, L.L.C. and its affiliated funds (“GTCR”). Effective March 1, 2004, we changed our corporate name from TSI Telecommunication Services Inc. (“TSI”) to Syniverse Technologies, Inc. Our parent, Syniverse Holdings, Inc., completed an initial public offering on February 10, 2005. Its common stock trades on the New York Stock Exchange under the symbol “SVR.”

Our Company

Our principal executive offices are located at One Tampa City Center, Suite 700, Tampa, Florida 33602, and our telephone number is (813) 273-3000. Our website is www.syniverse.com. Our website and the information included therein are not part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Initial Offering of Outstanding Notes

We sold the outstanding notes on August 18, 2005 to Lehman Brothers Inc. and Deutsche Bank Securities Inc. We refer to Lehman Brothers Inc. and Deutsche Bank Securities Inc. in this prospectus as the “initial purchasers.” The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended and to non-U.S. Persons within the meaning of Regulation S under the Securities Act.

Registration Rights Agreement

Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to file a registration statement with the SEC within 90 days of issuing the outstanding notes and to use all commercially reasonable efforts to cause the registration statement to become effective within 180 days of issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The Exchange Offer

We are offering to exchange the exchange notes, which have been registered under the Securities Act for your outstanding notes. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	the exchange notes are being acquired in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on November 4, 2005.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, Monday, December 5, 2005, unless we decide to extend the expiration date.

Condition to the Exchange Offer	The exchange offer is subject to customary conditions, including that it does not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

•	an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•	if the notes you own are held of record by The Depository Trust Company, or “DTC” in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

•	if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at DTC; or

•	if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on Monday, December 5, 2005.

Federal Income Tax Considerations	Based on the advice of counsel, the exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. Unless otherwise required by the context, we use the term “notes” in this prospectus to collectively refer to the outstanding notes and the exchange notes and the term “guarantees” to collectively refer to the outstanding guarantees and the exchange guarantees.

Issuer:	Syniverse Technologies, Inc.

Notes:	$175,000,000 in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2013. We may issue additional notes in the future, subject to the covenants in the indenture.

Guarantees:

All payments with respect to the exchange notes, including principal and interest, will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by the issuer’s parent company, and each of the issuer’s existing and future domestic subsidiaries that guarantee other indebtedness.

Maturity Date:	August 15, 2013.

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2006.

Rankings:	The exchange notes and the exchange guarantees will be unsecured and:

•	subordinate in right of payment to all of the issuer’s and the guarantors’ existing and future senior indebtedness (including all borrowings under the senior credit facility);

•	equal in right of payment to the issuer’s and the guarantors’ existing and future senior subordinated indebtedness; and

•	senior in right of payment to the issuer’s and the guarantors’ existing and future subordinated indebtedness.

Assuming we had completed the offering and applied the net proceeds as described herein on June 30, 2005:

•	the issuer’s outstanding senior indebtedness would have been $238.8 million; and

•	the guarantors would have guaranteed senior indebtedness of $238.8 million, which would have consisted exclusively of guarantees of the issuer’s borrowings under the senior credit facility.

Optional Redemption:

At any time prior to August 15, 2009, the issuer may redeem some or all of the notes at a price equal to 100% of the principal amount plus the make-whole premium described under “Description of Notes—Optional Redemption” plus accrued and unpaid interest, if any, to the date of redemption. On or after August 15, 2009, the issuer may redeem some or all of the notes at any time at the redemption prices described in the section “Description of Notes—Optional Redemption.” Before August 15, 2008, the issuer may redeem up to 35% of the notes from the proceeds of certain equity offerings at the redemption price described in the section “Description of Notes—Optional Redemption.”

Mandatory Redemption:

If the issuer sells certain assets or experiences specific kinds of changes in control, the issuer must offer to repurchase the exchange notes at the prices, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section “Description of Notes—Repurchase at the Option of Holders.”

Covenants:

The issuer will issue the exchange notes under an indenture among itself, the guarantors and the trustee. The indenture (among other things) will limit the issuer’s ability and that of its restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	create liens;

•	incur restrictions on the ability of their subsidiaries to pay dividends or other payments to them;

•	sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. In the event that the notes are assigned a rating of Baa3 (with a stable outlook) or better by Moody’s and BBB- (with a stable outlook) or better by S&P and no event of default has occurred and is continuing, certain covenants in the indenture will be suspended. If the ratings should subsequently decline to below Baa3 (with a stable outlook) or BBB- (with a stable outlook), the suspended covenants will be reinstituted. See “Description of Notes—Certain Covenants.”

For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors.”

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following table sets forth the summary historical and unaudited pro forma condensed consolidated financial data of our parent, Syniverse Holdings, Inc., for the periods ended and at the dates indicated since our acquisition from Verizon. We have derived the summary historical condensed consolidated financial data for the period from February 14, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus. We have derived the historical condensed consolidated financial data for the six months ended June 30, 2005 and 2004 from our unaudited consolidated financial statements incorporated by reference in this prospectus. We have derived the summary pro forma balance sheet data as of June 30, 2005 from our unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended
				June 30, 2004 (unaudited)	June 30, 2005 (unaudited)
	(dollars in thousands)
Statement of Operations Data:
Revenues (excluding Off-Network Database Query Fees)	$234,927	$241,879	$308,654	$146,134	$160,058
Off-Network Database Query Fees	61,117	29,529	23,749	15,477	6,236

Total revenues	296,044	271,408	332,403	161,611	166,294

Costs and expenses	231,137	261,917	256,819	119,856	124,955

Operating income	64,907	9,491	75,584	41,755	41,339
Interest expense (1)	54,105	58,128	52,928	26,324	19,094
Loss on extinguishment of debt	—	—	—	—	23,788
Net income (loss)	631	(57,926)	15,063	11,831	(5,174)
Preferred dividends	33,340	30,230	31,564	15,392	4,195
Net loss attributable to common stockholders	(32,709)	(88,156)	(16,501)	(3,561)	(9,369)

Other Financial Information:
Depreciation and amortization (1)	$33,285	$37,319	$41,972	$20,181	$24,075
EBITDA (2)	96,376	46,810	117,544	61,930	41,626
Capital expenditures	12,278	18,280	22,184	12,135	14,077

	At June 30, 2005
	Actual (unaudited)	Pro Forma (3) (Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$58,007	$61,682
Working capital	77,730	89,095
Property and equipment, net	36,893	36,893
Total assets	796,401	801,875
Total debt, net of discount	396,234	428,135
Total stockholders’ equity	308,099	289,362

(1)	Depreciation and amortization amounts exclude accretion of debt discount and amortization of deferred finance costs, which are both included in interest expense in the statement of operations data.
(2)

EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss). We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to EBITDA for the periods presented. We have also provided supplemental information regarding items associated with our restructuring expense and intangible asset impairments.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30, 2004 (unaudited)	Six Months Ended June 30, 2005 (unaudited)
	(dollars in thousands)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss) as reported	$631	$(57,926)	$15,063	$11,831	$(5,174)
Interest expense, net	53,140	57,360	51,780	25,726	18,357
Depreciation and amortization	33,285	37,319	41,972	20,181	24,075
Provision for income taxes	9,320	10,057	8,729	4,192	4,368

EBITDA	$96,376	$46,810	$117,544	$61,930	$41,626

Supplemental information:
Restructuring expense (i)	$2,845	$2,164	$289	$289	$—
Impairment losses on intangible assets (ii)	—	53,712	14,056	—	—
Loss on extinguishment of debt (iii)	—	—	—	—	23,788
Facilities move expense (iv)	—	—	—	—	496
Loss on disposal of assets (v)	—	—	—	—	611

(i)	Restructuring expense is comprised primarily of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. The latter two restructurings are related to two acquisitions. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.
(ii)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs of $2.7 million which will no longer be recoverable due to our phase-outs of certain service offerings. In 2004, these losses relate to capitalized software costs associated with our phase out of other service offerings and reduced valuation of certain call processing services.
(iii)	Loss on extinguishment of debt relates to the early extinguishment of debt related to our previous senior credit facility, repaid in February 2005 and the February 2005 tender for 35% of our 12 3/4% senior subordinated notes due 2009. The loss includes a non-cash write-off of $6.0 million of unamortized deferred financing costs and $5.4 million of unamortized debt discount relating to the previous senior credit facility and the 35% tendered portion of the 12 3/4% senior subordinated notes due 2009, as well as a $12.4 million cash charge related to the prepayment premium on the 35% tendered portion of the 12 3/4% senior subordinated notes due 2009.
(iv)	Facilities move expenses consist of expenses incurred to date related to our headquarters relocation currently scheduled for the fourth quarter of 2005.
(v)	Loss on disposal of assets relates to the retirement of computer equipment related to our call processing services.

The following table reconciles cash flows from operations to EBITDA for the periods presented.

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30, 2004 (unaudited)	Six Months Ended June 30, 2005 (unaudited)
	(dollars in thousands)
Reconciliation of Cash Flows from Operations to EBITDA:
Net cash provided by operating activities	$59,756	$48,422	$85,696	$35,140	$51,039
Net interest paid	30,187	46,152	44,296	21,829	22,233
Impairment losses on intangible assets	—	(53,712)	(14,056)	—	—
Other working capital changes	15,496	19,522	8,615	8,938	(5,732)
Changes in other non-cash items	(9,456)	(11,489)	(9,054)	(4,957)	(2,988)
Loss on extinguishment of debt	—	—	—	—	(23,788)
Changes in other assets and liabilities	393	(2,085)	2,047	980	862

	$96,376	$46,810	$117,544	$61,930	$41,626

(3)	The pro forma balance sheet data has been calculated giving effect to the notes offering and the application of the net proceeds therefrom as though the offering had occurred on June 30, 2005. For the pro forma financial statements and a more detailed discussion of pro forma adjustments, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges presented below should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, each of which is incorporated herein by reference. In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease rental expense representative of the interest element.

Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended
			June 30, 2004 (unaudited)	June 30, 2005 (unaudited)
1.18	0.19	1.44	1.60	0.96

The following sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2005 and the year ended December 31, 2004 on a pro forma basis after giving effect to the following transactions as if they had been completed as of January 1, 2005 and 2004, respectively: (i) the acquisition of IOS North America, (ii) the initial public offering and the application of the net proceeds therefrom, (iii) the new credit facility and the application of the net proceeds therefrom and (iv) the notes offering and the application of the net proceeds therefrom and this exchange. We have derived the pro forma ratio of earnings to fixed charges for the six months ended June 30, 2005 and the year ended December 31, 2004 from our unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus. The data presented below should be read in conjunction with the information presented under “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Year Ended December 31, 2004 (unaudited)	Six Months Ended June 30, 2005 (unaudited)
2.50	1.21

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus and the documents incorporated by reference herein, when deciding whether to participate in the exchange offer.

Risks Associated with the Exchange Offer

Because there is no public market for the notes, you may not be able to resell your notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “Exchange Offer.”

Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your notes.

We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange.

If you do not exchange your notes, your notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your notes.

We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your notes, you will lose your right to have such notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks Relating to the Notes

Our substantial indebtedness could have a material adverse effect on our financial health and prevent us from fulfilling our obligations under the notes.

We have significant debt service obligations. As of June 30, 2005 and assuming the offering had occurred on that date, we had outstanding pro forma indebtedness of approximately $428.1 million (including the current portion of $2.4 million) and stockholders’ equity of approximately $289.4 million. We are the borrower of all of this outstanding indebtedness. You should read the discussions under the headings “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” for further information about our substantial indebtedness.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes and our obligations under our other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce the funds available for working capital, capital and development expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the manufacture, production, distribution or marketing of our services, customer demand, competitive pressures, and the industries we serve;

•	place us at a competitive disadvantage compared to our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to borrow additional funds.

We are able to incur substantial additional debt in the future under the indenture. The addition of further debt to our current debt levels could intensify the leverage-related risks that we now face. The indenture also permits us to incur additional debt which may be senior to the notes and the guarantees and which may be secured.

In addition, the indenture and our senior credit facility contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to make payments on the notes depends on our ability to generate sufficient cash in the future.

Our ability to make payments on and to refinance our debt, including the notes, and to fund planned capital and development expenditures or opportunities that may arise, such as acquisitions of other businesses, will depend on our ability to generate sufficient cash in the future. This, to some extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility will be adequate to meet our future liquidity needs for at least the next 12 months.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior credit facility, may limit our ability to pursue any of these alternatives.

Your right to receive payments on these notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of our guarantors’ existing senior indebtedness and possibly to all of their future borrowings.

These notes and the guarantees rank behind all of our and our guarantors’ existing senior indebtedness and all of our and their future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to these notes or the guarantees.

In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 365 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

On a pro forma basis, assuming we had completed the notes offering and applied the net proceeds therefrom as described herein on June 30, 2005, these notes and the guarantees would have been subordinated to $238.8 million of senior debt and $42.0 million would have been available for borrowing as additional senior debt under our revolving credit facility. In addition, our senior credit facility contains provisions for up to $175.0 million in uncommitted incremental term loans. We will be permitted to borrow additional indebtedness, including senior debt, in the future under the terms of the indenture.

The issuer’s and the guarantors’ assets secure our senior credit facility.

Our senior credit facility is secured by all of the issuer’s assets and the assets of its guarantors. Therefore, your claims will also be effectively subordinated to the extent of the value of the assets that secure our senior credit facility.

Parent guarantor’s sole sources of operating income are derived from the issuer, therefore you should not rely on our parent guarantee in evaluating an investment in the notes.

Our parent guarantor will unconditionally guarantee the notes on an unsecured senior subordinated basis. Our parent guarantor is a holding company whose sole sources of operating income and cash flow are derived from the issuer and whose only material assets are the issuer’s capital stock. Accordingly, our parent guarantor is dependent upon the earnings and cash flow of, and dividends and distributions from, the issuer to perform on the parent guarantee. As a result, the parent guarantee provides little, if any, additional credit support for the notes and you should not rely on the parent guarantee in evaluating whether to participate in the exchange offer.

Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the notes.

The issuer and all of its existing and future domestic restricted subsidiaries will guarantee the payment of the notes. The issuer’s future foreign subsidiaries and unrestricted subsidiaries, if any, will not guarantee the notes.

Although laws differ among various jurisdictions, in general, under fraudulent conveyance laws, a court could subordinate or avoid any guarantee if it found that:

•	the guarantee was incurred with actual intent to hinder, delay or defraud creditors; or

•	the guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and the guarantor was any of the following:

•	insolvent or was rendered insolvent because of the guarantee;

•	engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

The measure of insolvency for purposes of fraudulent transfer laws varies depending on the law applied. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that at the time each existing guarantor issues its guarantee, it will not be insolvent, it will not have unreasonably small capital for the business in which it is engaged and it will not have incurred debts beyond its ability to pay such debts as they mature. We can give no assurance, however, that a court would agree with our conclusions in this regard.

If a court avoided a guarantee as a result of a fraudulent conveyance, or held it unenforceable for any other reason, you would cease to have any claim in respect of the guarantor and would be creditors solely of us and any guarantor whose guarantee was not voided or held unenforceable.

Restrictions in our outstanding debt instruments may limit our ability to make payments on the notes or operate our business.

Our senior credit facility contains and the indenture governing the notes will contain covenants that limit the discretion of our management with respect to certain business matters. These covenants will significantly restrict our ability to, among other things:

•	incur additional indebtedness;

•	create liens or other encumbrances;

•	pay dividends or make certain other payments, investments, loans and guarantees; and

•	sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, our senior credit facility requires us to meet certain financial ratios and financial condition tests. You should read the discussions under the headings “Description of Certain Indebtedness” and “Description of Notes—Certain Covenants” for further information about these covenants. Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our senior credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest on our senior credit facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing the senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes and the related guarantees. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our senior credit facility or the indenture governing the notes.

We may not be able to purchase the notes upon a change of control.

If a change of control, as defined in the indenture, occurs, the issuer will be required to make an offer for cash to repurchase all of the notes at a price equal to 101.0% of their principal amount plus any accrued and unpaid interest and liquidated damages, if any. If a change of control occurs, we cannot assure you that the issuer will have sufficient funds to pay the purchase price for any notes tendered to it. Some events involving a change of control may also cause an event of default under our senior credit facility or other indebtedness that we may incur in the future. If a change of control occurs at a time when the issuer is prohibited from purchasing the notes under other debt agreements, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that prohibit the issuer’s repurchase of the notes. If we do not obtain that consent or repay those borrowings, the issuer would remain prohibited from purchasing the notes. In that case, the issuer’s failure to purchase any of the tendered notes would constitute an event of default under the indenture governing the notes, which would likely cause a default under other indebtedness. In that event, we would be required to repay all senior debt, including debt under our senior credit facility, before the issuer could repurchase the notes. You should read the discussions under the headings “Description of Certain Indebtedness,” “Description of Notes—Subordination” and “Description of Notes—Repurchase at the Option of Holders—Change of Control” for further information about these restrictions.

Increases in market interest rates will increase our debt service obligations.

A portion of our debt, including all of the debt incurred under our senior credit facility, bears interest at variable rates. An increase in the interest rates on our debt will reduce our funds available to repay the notes and our other debt and to finance our operations and future business opportunities and, as a result, will intensify the consequences of our leveraged capital structure. Our senior credit facility requires that a portion of our total outstanding debt effectively be at a fixed rate, whether through hedging or otherwise. On a pro forma basis as of June 30, 2005, $238.8 million of the total outstanding debt bore interest at variable rates.

Risks Relating to our Business

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success depends on our ability to provide reliable services to our customers. Our operations could be interrupted by any damage to or failure of:

•	our computer software or hardware, or our customers’ or suppliers’ computer software or hardware;

•	our networks, our customers’ networks or our suppliers’ networks; and

•	our connections and outsourced service arrangements with third parties.

Our systems and operations are also vulnerable to damage or interruption from:

•	power loss, transmission cable cuts and other telecommunications failures;

•	hurricanes, fires, earthquakes, floods and other natural disasters;

•	interruption of service due to potential facility migrations;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

•	errors by our employees or third-party service providers.

Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including that of our customers and vendors, could disrupt the operation of our network and the provision of our services, result in the loss of current and potential customers and expose us to potential customer liability.

We depend on a small number of customers for a significant portion of our revenues and the loss of any of our major customers would harm us.

Our three largest customers for the six months ended June 30, 2005 represented approximately 33.0% of our revenues in the aggregate, while our ten largest customers for the six months ended June 30, 2005 represented approximately 58.1% of our revenues in the aggregate. For the six months ended June 30, 2005, we generated revenues from services provided to Verizon Communications, Verizon Wireless and their affiliates, which collectively is our largest customer, of approximately $27.9 million, or 16.8% of our revenues. No other customer accounted for more than 10% of our revenues for the six months ended June 30, 2005. We expect to continue to depend upon a small number of customers for a significant percentage of our revenues. Because our major customers represent such a large part of our business, the loss of any of our major customers would negatively impact our business.

Most of our customer contracts do not provide for minimum payments at or near our historical levels of revenues from these customers.

Although some of our customer contracts require our customers to make minimum payments to us, these minimum payments are substantially less than the revenues that we have historically earned from these customers. If our customers decide for any reason not to continue to purchase services from us at current levels or at current prices, to terminate their contracts with us or not to renew their contracts with us, our revenues would decline.

Future consolidation among our customers may cause us to lose transaction volume and reduce our prices, which would negatively impact our financial performance.

In the past, consolidation among our customers has caused us to lose transaction volume and to reduce prices. In the future, our transaction volume and pricing may decline for similar reasons. We may not be able to expand our customer base to make up any revenue declines if we lose customers or if our transaction volumes decline. Our attempts to diversify our customer base and reduce our reliance on particular customers may not be successful.

If we do not adapt to rapid technological change in the telecommunications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change, frequent new service introductions and changing customer demands. Significant technological changes could make our technology and services obsolete. Our success depends in part on our ability to adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our existing services and by successfully developing, introducing and marketing new features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would impair our ability to compete, retain customers or maintain our financial performance. We sell our services primarily to telecommunications companies. Our future revenues and profits will depend, in part, on our ability to sell to new market participants.

The market for our services is intensely competitive and many of our competitors have significant advantages over us.

We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business. We face competition from large, well-funded providers of similar services, such as VeriSign, EDS, MACH Dan Net and regional Bell operating companies. We also believe that certain customers may choose to internally deploy certain functionality currently provided by our services. In recent years, we have experienced a loss of revenue streams from certain of our services as some of our customers have decided to meet their needs for these services in-house. For example, during the fourth quarter of 2004, we received notice from Sprint of its intention to move number portability error resolution services provided by us to its own internal platforms. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing services that will compete with the services we offer. We anticipate increased competition in the telecommunications industry and the entrance of new competitors into our business.

We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

Our continued expansion into international markets is subject to uncertainties that could affect our operating results.

Our growth strategy contemplates continued expansion of our operations into foreign jurisdictions. International operations and business expansion plans are subject to numerous risks, including:

•	the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

•	fluctuations in currency exchange rates;

•	foreign customers may have longer payment cycles than customers in the U.S.;

•	compliance with U.S. Department of Commerce export controls;

•	tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholdings requirements or the imposition of tariffs, exchange controls or other restrictions;

•	general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

•	unexpected changes in regulatory requirements;

•	the difficulties associated with managing a large organization spread throughout various countries;

•	the risk that foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

•	the potential difficulty in enforcing intellectual property rights in certain foreign countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could result in higher costs or reduced revenues for our international operations.

Difficulty in migrating IOS North America’s largest customer to our wireless clearinghouse platform may negatively affect our operating performance.

On September 30, 2004, we acquired IOS North America from EDS. We have integrated all customers with the exception of IOS North America’s largest customer, which accounted for approximately 47% of revenues of this business in the six months ended June 30, 2005. The integration has proceeded as planned and we have begun the process to migrate this customer to our platform. We expect to complete the integration during the first quarter of 2006. We could have difficulties migrating this customer to our wireless clearinghouse platform, which could result in a deterioration of service, an increase in customer transition-related costs and/or loss of the customer.

The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth, diminish our competitiveness and harm our operations.

As part of our growth strategy, we intend to consider acquiring complementary businesses. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expense related to identifiable intangible assets acquired, which could harm our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•	greater than expected costs, management time and effort involved in identifying, completing and integrating acquisitions;

•	potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

•	entering into markets and acquiring technologies in areas in which we have little experience;

•	acquiring intellectual property which may be subject to various challenges from others;

•	the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

•	a need to incur debt, which may reduce our cash available for operations and other uses, or a need to issue equity securities, which may dilute the ownership interests of existing stockholders; and

•	realizing little, if any, return on our investment.

Our failure to achieve or sustain market acceptance at desired pricing levels or transaction volumes could impact our ability to maintain profitability or positive cash flow.

Competition and industry consolidation have resulted in pricing pressure, which we expect to continue in the future and which we expect to continue to address through our volume-based pricing strategy. This pricing pressure could cause large reductions in the selling price of our services. For example, the recently announced mergers of Nextel and Sprint, Alltel and Western Wireless, Cingular and AT&T and other consolidation in the wireless services industry could give our customers increased transaction volume leverage in pricing negotiations. Our competitors or our customers’ in-house solutions may also provide services at a lower cost, significantly increasing pricing pressures on us. While historically pricing pressure has been largely offset by volume increases and the introduction of new services, in the future we may not be able to offset the effects of any price reductions.

The inability of our customers to successfully implement our services could harm our business.

Significant technical challenges can arise for our customers when they implement our services. Our customers’ ability to support the deployment of our services and integrate them successfully within their operations depends, in part, on our customers’ technological capabilities and the level of technological complexity involved. Difficulty in deploying those services could increase our customer service support costs, delay the recognition of revenues until the services are implemented and reduce our operating margins.

Our reliance on third-party providers for communications software, hardware and infrastructure exposes us to a variety of risks we cannot control.

Our success depends on software, equipment, network connectivity and infrastructure hosting services supplied by our vendors and customers. We cannot assure you that we will be able to continue to purchase the necessary software, equipment and services from these vendors on acceptable terms or at all. If we are unable to maintain current purchasing terms or ensure service availability with these vendors and customers, we may lose customers and experience an increase in costs in seeking alternative supplier services.

Our business also depends upon the capacity, reliability and security of the infrastructure owned and managed by third parties, including our vendors and customers, that is used by our technology interoperability services, network services, number portability services, call processing services and enterprise solutions. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether those third parties will upgrade or improve their software, equipment and services to meet our and our customers’ evolving requirements. We depend on these companies to maintain the operational integrity of our services. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to industry consolidation. This consolidation may cause the availability, pricing and quality of the services we use to vary and could lengthen the amount of time it takes to deliver the services that we use.

Capacity limits on our network and application platforms may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use.

As customers’ usage of our services increases, we will need to expand and upgrade our network and application platforms. We may not be able to accurately project the rate of increase in usage of our services. In addition, we may not be able to expand and upgrade, in a timely manner, our systems, networks and application platforms to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and networks and application platforms, we may lose customers and our operating performance may suffer.

Financial and operating difficulties in the telecommunications sector may negatively affect our customers and our company.

Historically, the telecommunications sector has experienced significant challenges resulting in excess capacity, poor operating results and financing difficulties. Because we operate in the telecommunications sector, we may also be negatively impacted. While the sector has recently improved, some of our customers continue to have uncertain financial conditions. The impact of these conditions on us could include slower collections on accounts receivable, higher bad debt expense, uncertainties due to possible customer bankruptcies, lower pricing on new customer contracts, lower revenues due to lower usage by the end customer and possible consolidation among our customers, which will put our customers and operating performance at risk.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	enhance and expand the range of services we offer;

•	maintain and expand our network; and

•	respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. In addition, our senior credit facility contains, and the indenture governing the notes offered hereunder will contain, financial and other restrictive covenants that will limit our ability to incur indebtedness or obtain financing. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, our failure to obtain additional financing could reduce our competitiveness as our competitors may provide better-maintained networks or offer an expanded range of services.

Regulations affecting our customers and us and future regulations to which they or we may become subject may harm our business.

Although we do not offer voice-grade or data services that are deemed to be common carrier telecommunication services, certain of the services we offer are subject to regulation by the Federal Communications Commission (“FCC”) that could have an indirect effect on our business. In addition, the U.S. telecommunications industry has been subject to continuing deregulation since 1984. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect regulation or deregulation may have on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation.

We may not be able to receive or retain licenses or authorizations that may be required for us to sell our services internationally.

The sales and marketing of our services internationally are subject to the U.S. Export Control regime. Services of a commercial nature are subject to regulatory control by the Department of Commerce’s Bureau of Export Administration and to Export Administration regulations. In the future, Congress may require us to obtain export licenses or other export authorizations to export our services abroad, depending upon the nature of services being exported, as well as the country to which the export is to be made. We cannot assure you that any of our applications for export licenses or other authorizations will be granted or approved. Furthermore, the export license/export authorization process is often time-consuming. Violation of export control regulations could subject us to fines and other penalties, such as losing the ability to export for a period of years, which would limit our revenue growth opportunities and significantly hinder our attempts to expand our business internationally.

Failure to protect our intellectual property rights adequately may have a material adverse affect on our results of operations or our ability to compete.

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and agreements preventing the unauthorized disclosure and use of our intellectual property. We cannot assure you that these protections will be adequate to prevent competitors from copying or reverse engineering our services, or independently developing and marketing services that are substantially equivalent to or superior to our own. Moreover, third parties may be able to successfully challenge, oppose, invalidate or circumvent our patents, trademarks, copyrights and trade secret rights. We may fail or be unable to obtain or maintain adequate protections for certain of our intellectual property in the United States or certain foreign countries or our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign trademark, patent and other laws concerning proprietary rights. Such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

Monitoring and protecting our intellectual property rights is difficult and costly. From time to time, we may be required to initiate litigation or other action to enforce our intellectual property rights or to establish their validity. Such action could result in substantial cost and diversion of resources and management attention and we cannot assure you that any such action will be successful.

If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.

We face the risk of claims that we have infringed the intellectual property rights of third parties. For example, significant litigation regarding patent rights exists in our industry. Our competitors in both the U.S. and foreign countries, many of which have substantially greater resources than we have and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products and services. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation.

It is possible that third parties will make claims of infringement against us or against our licenses in connection with their use of our technology. Any claims, even those without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing, using or selling equipment, services or products that incorporate the challenged intellectual property;

•	require us to redesign our equipment, services or products, if feasible;

•	divert management’s attention and resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us or one of our licensees in connection with a third party’s use of our technology could result in our being required to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We could be adversely affected by environmental and safety requirements.

We are subject to the requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations, the violation of which could lead to significant fines and penalties. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could harm our business, financial condition and results of operations. We cannot assure you that we have been or will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

The loss of key personnel could harm our business, financial condition and results of operations.

Our continued success will largely depend on the efforts and abilities of our executive officers and other key employees. Our ability to effectively sell existing services, develop and introduce new services and integrate certain acquired businesses will also depend on the efforts and abilities of our officers and key employees. Our operations could be adversely affected if, for any reason, a number of these officers or key employees did not remain with us.

We may have difficulty attracting and retaining employees with the requisite skills to execute our growth plans.

Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty maintaining and enhancing our services. This may harm our operating results and growth prospects. Specifically, our services require detailed knowledge of wireless signaling standards and signaling network protocols. These specific skills are difficult to find in prospective employees.

Our plans for global expansion will require these same skills combined with fluency in multiple languages. It is difficult to compete for employees with such skills in remote markets where we do not have an established presence. Most of said potential employees have the opportunity to work for well-recognized companies with greater market presence.

Our ability to use existing net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2004, our consolidated group had net operating loss carryforwards, or NOLs, for U.S. federal income tax purposes of approximately $79.9 million. Our consolidated group succeeded to approximately $74.3 million of those NOLs pursuant to a state law merger with Brience, Inc., now known as Syniverse Brience LLC. The merger was treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”). If the Internal Revenue Service were to successfully challenge the reorganization or otherwise to successfully disallow the use of such NOLs, the amount of our consolidated group’s NOLs would be substantially reduced. All of our consolidated group’s NOLs remain subject to examination and adjustment by the Internal Revenue Service.

We do not believe that any of our consolidated group’s NOLs are currently subject to any limitation under Section 382 of the Code. However, the NOLs acquired from Brience are subject to the separate return limitation rules under the consolidated return regulations. As a result, these NOLs generally can be utilized only to offset income from the consolidated group of corporations or their successors that generated such losses. In addition, under Section 382 of the Code, a corporation that undergoes an “ownership change” generally may utilize its pre-change NOLs only to the extent of an annual amount determined by multiplying the applicable long-term tax exempt rate by the equity value of such corporation. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% stockholders has increased by more than 50 percentage points over a three-year period. We believe the cumulative change in ownership for the corporate successor to Brience for the three-year period ending June 30, 2005 was approximately 43%.

It is impossible for us to ensure that an ownership change will not occur in the future as changes in Syniverse Holdings, Inc.’s stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. For example, the sale by one or more 5% stockholders of Syniverse Holdings, Inc.’s common stock and changes in the beneficial ownership of such stock could result in an ownership change under Section 382 of the Code. Similarly, the exercise of outstanding employee stock options would count for purposes of determining whether Syniverse Holdings, Inc., or the corporate successor to Brience had an ownership change.

If Syniverse Holdings, Inc. or the corporate successor to Brience undergoes an ownership change, our consolidated group’s ability to utilize NOLs could be limited by Section 382 of the Code. The extent to which our use of our consolidated group’s NOLs would be limited depends on a number of legal and factual determinations, some of which may be subject to varying interpretations, including the date on which an ownership change occurs, the long-term tax exempt rate, whether the equity value of the entire company or only one or more of its subsidiaries would be used in the application of the Section 382 limitation and the equity value of the company or such subsidiaries, as applicable.

Our historical financial information may have limited relevance.

The historical financial information we incorporated by reference in this prospectus for periods ending prior to February 14, 2002 may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

•	we have made certain adjustments and allocations in our financial statements because Verizon did not account for us as, and we were not operated as, a single stand-alone business, for any of the periods presented; and

•	the information does not reflect many significant changes that have occurred as a result of our separation from Verizon.

In addition, our results include historical financial results for certain periods of Brience, Inc., which we acquired on July 23, 2003. The transaction has been accounted for as a combination of entities under common control, similar to a pooling of interests, from February 14, 2002, the date when funds associated with GTCR had common control of both entities. Prior to the acquisition, Brience had significant losses, which have been pooled into our results and may not be relevant due to the differences between Brience’s management team and business strategy and ours.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the New York Stock Exchange, will result in increased costs to us, including those related to corporate governance and the costs to operate as a public company. Section 404 of the Sarbanes-Oxley Act requires companies to perform a comprehensive and costly evaluation of their internal controls which we are required to comply with as of December 31, 2006. The new rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we will incur or the timing of such costs.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

The issuer, the guarantors and the initial purchasers entered into a registration rights agreement in connection with the original issuance of the notes. The registration rights agreement provides that we will take the following actions, at our expense, for the benefit of the holders of the notes:

•	Within 90 days after the date on which the outstanding notes were issued, we will file the exchange offer registration statement, of which this prospectus is a part, relating to the exchange offer. The exchange notes will have terms substantially identical in all material respects to the outstanding notes except that the exchange notes will not contain transfer restrictions.

•	We will cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the date on which the outstanding notes were issued.

•	We will keep the exchange offer open for up to 45 business days, or longer if required by applicable law, after the date notice of the exchange offer is mailed to the holders.

For each of the outstanding notes surrendered in the exchange offer, the holder who surrendered the note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the later of (1) the last interest payment date on which interest was paid on the outstanding note surrendered and (2) if no interest has been paid on the outstanding note, from the date on which the outstanding notes were issued. If the note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of the exchange will accrue from that interest payment date.

We will be required to file a shelf registration statement covering resales of the outstanding notes if:

•	because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect an exchange offer; or

•	in some circumstances, the holders of unregistered exchange notes so request.

Following the consummation of the exchange offer, holders of the outstanding notes who were eligible to participate in the exchange offer, but who did not tender their outstanding notes, will not have any further registration rights and the outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

•	the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture.

As of the date of this prospectus, $175.0 million aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on November 4, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

Holders of outstanding notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law, or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “expiration date” will mean 5:00 p.m., New York City time, on Monday, December 5, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral (promptly confirmed in writing) or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on February 15, 2006. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Interest on the exchange notes is payable semi-annually on each February 15 and August 15, commencing on February 15, 2006.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

To participate in the exchange offer, each holder will be required to make the following representations to us:

•	Any exchange notes to be received by the holder will be acquired in the ordinary course of its business.

•	At the time of the commencement of the exchange offer, the holder has no arrangement or understanding with any person to participate in the distribution, within the meaning of Securities Act, of the exchange notes in violation of the Securities Act.

•	The holder is not our affiliate as defined in Rule 405 promulgated under the Securities Act.

•	If the holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, the distribution of exchange notes.

•	If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, the holder will deliver a prospectus in connection with any resale of the exchange notes. We refer to these broker-dealers as participating broker-dealers.

•	The holder is not a broker-dealer tendering outstanding notes directly acquired from us for its own account.

•	The holder is not acting on behalf of any person or entity that could not truthfully make these representations.

The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

The method of delivery of outstanding notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Instructions to Registered Holder and/or Book-Entry Transfer Participant from Beneficial Owner” included with the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account with respect to the outstanding notes in accordance with DTC’s procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

•	the tender is made through a member firm of the Medallion System;

•	prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

•	the properly completed and executed letter of transmittal or facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us. Our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

•	any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

•	any governmental approval has not been obtained, which approval we will, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see “—Withdrawal of Tenders”) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail: The Bank of New York Trust Company, N.A. 15 Broad St. 16th Floor New York, NY 10007 Attn: Evangeline R. Gonzales	By Hand Prior to 4:30 p.m., New York City time: The Bank of New York Trust Company, N.A. 15 Broad St. 16th Floor New York, NY 10007 Corporate Trust Services Window Attn: Evangeline R. Gonzales

Facsimile Transmission:

(212) 298-1915

For Information Telephone:

(212) 815-3738

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates’ officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value less unamortized discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of exchange notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2005:

(a) on an actual basis; and

(b) on a pro forma basis after giving effect to the notes offering, and the application of the net proceeds therefrom as described in “Use of Proceeds” as if the offering had occurred on June 30, 2005.

The table below should be read in conjunction with the historical and pro forma condensed consolidated financial statements and related notes of Syniverse Holdings, Inc. included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma
	(dollars in thousands, except par value)
Cash and cash equivalents	$58,007	$61,682

Long-term debt including current portion

Senior credit facility
Revolving credit facility	$—	$—
Term Loan facility	238,800	238,800
Existing 12 3/4% senior subordinated notes due 2009, net of discount of $1,816 and $165, respectively	157,434	14,335
New 7 3/4% senior subordinated notes due 2013	—	175,000

Total long-term debt including current portion	396,234	428,135

Stockholders’ equity

Preferred stock, $0.001 par value; 300,000 shares authorized; no shares issued or outstanding at June 30, 2005	—	—
Common stock, $0.001 par value; 100,300,000 shares authorized; 67,667,228 issued and 67,370,260 shares outstanding	68	68
Additional paid-in capital	457,158	457,158
Accumulated deficit (1)	(149,479)	(168,216)
Accumulated other comprehensive income	375	375
Less treasury stock, at cost (296,968 shares)	(23)	(23)

Total stockholders’ equity	308,099	289,362

Total capitalization	$704,333	$717,497

(1)	Accumulated deficit includes $102.1 million related to the February 14, 2002 accumulated deficit of Brience, an entity under common control that was accounted for in a manner similar to a pooling of interests beginning on February 14, 2002.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

We derived the following unaudited pro forma condensed consolidated financial statements of Syniverse Holdings, Inc. by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005 have been prepared to illustrate the effects of the following, as if such transactions each occurred on the first day of the applicable period:

•	the acquisition of IOS North America (“IOS North America”);

•	the initial public offering and the application of the net proceeds therefrom;

•	the new senior credit facility and the application of the net proceeds therefrom;

•	the offering and the application of the net proceeds therefrom to tender and accept payment for $144,750 of our outstanding 12 3/4% senior subordinated notes due 2009; and

•	the exchange of all of our outstanding 7 3/4% senior subordinated notes due 2013 for the Series B 7 3/4% senior subordinated notes due 2013 offered herein.

We refer to the initial public offering and the new senior credit facility, collectively, as the “IPO.”

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2005 gives effect to the offering and the exchange and the application of the net proceeds therefrom and the exchange as if they had occurred on June 30, 2005. Each of the other transactions described above were consummated before June 30, 2005 and hence they are reflected in the historical balance sheet as of June 30, 2005.

The unaudited pro forma financial data and accompanying notes are provided for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the offering or the exchange been consummated on the dates indicated above, nor are they necessarily indicative of our future results of operations or financial position.

We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. In addition, the unaudited pro forma condensed consolidated financial information is based upon currently available information, assumptions and estimates, which we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data.

In connection with the offering in August 2005, we recorded certain charges in our financial statements for the three months ended September 30, 2005 and in connection with the expected redemption in first quarter 2006, we will record similar, but smaller, charges in our 2006 financial statements. As these charges are non-recurring in nature, we have not recorded any pro forma effect in the pro forma condensed consolidated statements of operations. However, the pro forma as adjusted consolidated balance sheet as of June 30, 2005 gives effect to the portion of such charges related to the tender of the existing 12 3/4% senior subordinated notes due 2009 as if they were incurred on June 30, 2005. These non-recurring charges related to the tendered portion of the existing 12 3/4% senior subordinated notes due 2009, which total approximately $18.7 million, include approximately $2.8 million of unamortized deferred financing costs, $1.7 million of unamortized debt discount and $14.3 million related to the estimated 9.88% premium to tender for the 12 3/4% senior subordinated notes due 2009 and related consent payments.

The following information is qualified by reference to and should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of Syniverse and IOS North America, included elsewhere in this prospectus.

ACQUISITION OF IOS NORTH AMERICA

IOS North America’s historical financial results for periods ended September 30, 2004 included in these pro forma condensed consolidated financial statements include revenue and costs that differ from the business we acquired on September 30, 2004 due to IOS North America’s loss of several smaller customers in 2004, which decreased or will decrease the business’ transaction volumes and revenues.

Prior to our acquisition, IOS North America operated as a business unit of Electronic Data Systems, Inc. (“EDS”). Because EDS (the seller) did not account for its North American wireless clearinghouse business as a separate division or subsidiary, full financial statements for the acquired component business are not available. Therefore, since it is impracticable to provide full financial statements, Syniverse is providing statements of revenues less direct and allocated expenses before income taxes for the acquired business.

As part of EDS, the majority of IOS North America’s resources, including employees and facilities, were shared with other EDS business units. In addition, IOS North America relied on EDS for almost all of its vendor relationships and all corporate functions including tax, legal, accounting and human resources. The IOS North America financial statements include allocations of operating and overhead expenses from EDS to the IOS North America business unit. These allocated costs may not reflect the costs we have incurred or will incur when IOS North America is operating as part of Syniverse.

Additionally, the statements of operations for IOS North America do not conform to our presentation of costs and expenses. However, we do not have sufficient detail available to make line item reclassifications.

Because certain of the selected unaudited pro forma condensed consolidated financial information is based upon IOS North America’s operating results during the period when IOS North America was not under the control, influence or management of Syniverse, the information presented may not be indicative of the results for the year ended December 31, 2004 that would have actually occurred had the transaction been completed as of the beginning of that year, nor is it indicative of our future financial or operating results of the combined entity.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2005

(DOLLARS IN THOUSANDS)

	Syniverse Holdings, Inc. Historical	Offering and Exchange Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
ASSETS
Current assets:
Cash	$58,007	$3,675		$61,682
Accounts receivable, net of allowances	70,580	—		70,580
Deferred tax assets, net	379	—		379
Prepaid and other current assets	8,158	—		8,158

Total current assets	137,124	3,675		140,799

Property and equipment, net	36,893	—		36,893
Capitalized software, net	52,951	—		52,951
Deferred costs, net	6,344	1,799	B	8,143
Goodwill	362,272	—		362,272
Identifiable intangibles, net:
Customer contract, net	2,940	—		2,940
Customer base, net	196,286	—		196,286
Other assets	1,591	—		1,591

Total assets	$796,401	$5,474		$801,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,986	$—		$7,986
Accrued payroll and related benefits	8,654	—		8,654
Accrued interest	9,753	(7,690)	C	2,063
Other accrued liabilities	30,601	—		30,601
Current portion of Term Note B	2,400	—		2,400

Total current liabilities	59,394	(7,690)		51,704

Long-term liabilities:
Deferred tax liabilities	32,636			32,636
12 3/4% Senior Subordinated Notes due 2009	157,434	(143,099)	D	14,335
		175,000	E
7 3/4% Senior Subordinated Notes due 2013		(175,000)	E	—
7 3/4% Senior Subordinated Notes due 2013, Series B	—	175,000	E	175,000
Term Note B	236,400	—		236,400
Other long-term liabilities	2,438	—		2,438

Total long-term liabilities	428,908	31,901		460,809

Commitments and contingencies

Stockholders’ equity:
Common stock	68	—		68
Additional paid-in capital	457,158	—		457,158
Accumulated deficit	(149,479)	(18,737)	F	(168,216)
Accumulated other comprehensive income	375	—		375
Less treasury stock, at cost	(23)	—		(23)

Total stockholders’ equity	308,099	(18,737)		289,362

Total liabilities and stockholders’ equity	$796,401	$5,474		$801,875

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated balance sheet.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Syniverse Holdings, Inc. Historical	IOS North American Historical	Acquisition Pro Forma Adjustments		IPO Pro Forma Adjustments		Pro Forma As Adjusted for Acquisition and IPO	Offering and Exchange Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$332,403	$19,035	$—		$—		$351,438	$—		$351,438

Costs and expenses:
Cost of operations	138,484	8,593	—		—		147,077	—		147,077
Sales and marketing	20,244	—	—		—		20,244	—		20,244
General and administrative	41,939	1,429	—		(500	)J	42,868	—		42,868
Provision for uncollectible accounts	(165)	—	—		—		(165)	—		(165)
Depreciation and amortization	41,972	233	3,011	G	—		45,216	—		45,216
Restructuring	289	—	—		—		289	—		289
Impairment losses on intangible assets	14,056	—	—		—		14,056	—		14,056

	256,819	10,255	3,011		(500)		269,585	—		269,585

Operating income	75,584	8,780	(3,011)		500		81,853	—		81,853

Other income (expense), net:
Interest income	1,148	—	—		—		1,148	—		1,148
Interest expense	(52,928)	—	(1,733	)H	16,564	K	(38,097)	5,558	O	(32,539)
Other, net	(12)	—	—		—		(12)	—		(12)

	(51,792)	—	(1,733)		16,564		(36,961)	5,558		(31,403)

Income (loss) from operations before income taxes	23,792	8,780	(4,744)		17,064		44,892	5,558		50,450
Provision for income taxes	8,729	—	636	I	341	L	9,706	111	P	9,817

Net income (loss)	15,063	8,780	(5,380)		16,723		35,186	5,447		40,633
Preferred stock dividends	(31,564)	—	—		31,564	M	—	—		—

Net income (loss) attributable to common stockholders	$(16,501)	$8,780	$(5,380)		$48,287		$35,186	$5,447		$40,633

Basic and diluted net income (loss) per common share	$(0.41)									$0.62

Basic and diluted weighted average shares outstanding	39,838									65,194	N

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Syniverse Holdings, Inc. Historical	IPO Pro Forma Adjustments		Pro Forma As Adjusted for IPO	Offering and Exchange Pro Forma Adjustments		Syniverse Holdings, Inc. Pro Forma
Revenues	$166,294	$—		$166,294	$—		$166,294

Costs and expenses:
Costs of operations	66,872			66,872			66,872
Sales and marketing	11,474	—		11,474	—		11,474
General and administrative	21,846	(83	)J	21,763	—		21,763
Provision for uncollectible accounts	688	—		688	—		688
Depreciation and amortization	24,075	—		24,075	—		24,075

	124,955	(83)		124,872	—		124,872

Operating income	41,339	83		41,422	—		41,422

Other income (expense), net:
Interest income	737	—		737	—		737
Interest expense	(19,094)	1,391	K	(17,703)	2,618	O	(15,085)
Loss on extinguishment of debt	(23,788)	—		(23,788)	—		(23,788)

	(42,145)	1,391		(40,754)	2,618		(38,136)

Income (loss) from operations before income taxes	(806)	1,474		668	2,618		3,286
Provision for income taxes	4,368	—		4,368	—		4,368

Net income (loss)	(5,174)	1,474		(3,700)	2,618		(1,082)
Preferred dividends	(4,195)	4,195	M	—	—		—

Net income (loss) attributable to common stockholders	$(9,369)	$5,669		$(3,700)	$2,618		$(1,082)

Basic and diluted net income (loss) per common share	$(0.16)						$(0.02)

Basic and diluted weighted average shares outstanding	57,540						65,938	N

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated statement of operations.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. IOS North America Acquisition

On September 30, 2004, we acquired certain assets (primarily customer contracts) and assumed certain liabilities of the North American wireless clearinghouse business of EDS (“IOS North America”). The following summarizes our sources of funds and the purchase price allocation included within our historical financial statements.

The summary of the sources and uses of funds for the acquisition is as follows (dollars in thousands):

Sources of funds:
Credit facility	$44,500
Cash on hand	12,560
Acquisition costs paid after closing	197

Total funds received	$57,257

Uses of funds:
Net purchase price	$(53,662)
Payment of working capital adjustment	(1,086)
Acquisition costs paid at closing	(1,534)
Acquisition costs paid after closing	(197)

Total purchase price	(56,479)
Deferred financing costs paid at closing	(778)

Total funds disbursed	$(57,257)

The allocation of the purchase price is as follows (dollars in thousands):

	Amount	Estimated Life
Purchase price allocation:
Accrued receivables	$2,057
Property and equipment	235	1 - 3 years
Capitalized software	600	9 months
Goodwill	30,922	N/A
Identifiable intangibles:
Customer base	24,700	13 years *

Total assets	58,514
Accounts payable	(89)
Accrued relocation and termination benefits	(1,616)
Other accrued liabilities	(330)

Total purchase price	$56,479

*	Based on weighted average

2. The Initial Public Offering and New Senior Credit Facility

On February 15, 2005, we entered into a $282.0 million Credit Agreement with Lehman Brothers Inc., as lead arranger and book manager, LaSalle Bank National Association, as syndication agent, and Lehman Commercial Paper, as administrative agent. The Credit Agreement provides for a term loan of $240.0 million and a revolving credit line of $42.0 million. The obligations under the Credit Agreement are unconditionally guaranteed by Syniverse Holdings, Inc. and our U.S. subsidiaries.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrowings under the Credit Agreement bear interest at a floating rate, which can be either a base rate or, at our option, a LIBOR rate plus an applicable margin, which is presently 1.75% for the revolving loans and 2.0% for the term loans. The term loan facility requires regularly scheduled quarterly payments of principal and interest, and the entire amount of the term loan facility will mature on February 15, 2012. The full amount borrowed under the revolving credit line will mature on February 15, 2011.

The obligations under the Credit Agreement are unconditionally guaranteed by the guarantors, and are secured by a security interest in substantially all of the tangible and intangible assets of Syniverse and the guarantors. The obligation under the Credit Agreement is also secured by a pledge of the capital stock of Syniverse and its direct and indirect U.S. subsidiaries.

The Credit Agreement contains covenants that will limit our ability and that of our guarantors to, among other things, incur or guarantee additional indebtedness, create liens, pay dividends on or repurchase stock, make certain types of investments, restrict dividends or other payments from Syniverse’s subsidiaries, enter into transactions with affiliates, sell assets or merge with other companies. The Credit Agreement also requires compliance with several financial covenants, including a maximum ratio of total indebtedness to EBITDA and a minimum ratio of EBITDA to interest expense.

We used the $240.0 million of borrowings under the new senior credit facility, in combination with the net proceeds from our IPO, to repay our previous senior credit facility, to pay related transaction fees and expenses and to effect a tender offer for 35% of our outstanding 12 3/4% senior subordinated notes due 2009.

The following summarizes the IPO (dollars in thousands, except per share data):

Sources of funds:
Gross public offering proceeds (17,620,000 shares at a price of $16.00 per share)	$281,920
Underwriter discounts and commissions and offering costs	(20,961)

Net offering proceeds	260,959
Borrowings under new senior credit facility (term loan)	240,000

Total sources of funds	$500,959

Uses of funds:
Repayment of previous senior credit facility	$220,073
Payment of financing costs for new senior credit facility	1,948
Tender for 35% of our outstanding 12 3/4% senior subordinated notes	85,750
Payment of premium of 35% of our outstanding 12 3/4% senior subordinated notes	12,262
Partial redemption of outstanding class A cumulative redeemable convertible preferred stock, including accrued dividends	176,456
Payment of accrued interest	3,247
Cash held	1,223

Total uses of funds	$500,959

In addition, we converted all remaining shares of our class A cumulative redeemable convertible preferred stock including accrued and unpaid dividends at a liquidation value of $163,353 into 10,209,598 shares of our common stock, using the IPO price of $16.00 per share.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Offering of 7 3/4% Senior Subordinated Notes due 2013

The following summarizes the offering (dollars in thousands):

Sources of funds:
Gross proceeds 7 3/4% senior subordinated notes due 2013	$175,000

Total sources of funds	$175,000

Uses of funds:
Tender for 12 3/4% senior subordinated notes due 2009	$144,750
Financing, financial advisory, legal, accounting and other fees	4,548
Payment of premium and consent payments on our outstanding 12 3/4% senior subordinated notes due 2009	14,301
Payment of accrued interest	7,690
Funds held for expected redemption of the 12 3/4% senior subordinated notes due 2013 not tendered in August 2005 of $14,500, plus payment of related premium of approximately $924. The balance of funds necessary for the redemption will be paid from cash on hand or borrowing under our revolving line of credit	3,675

Total uses of funds	$175,000

4. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

Reflects the Offering

A. Reflects net receipts of the proceeds from the offering as described above.

B. Reflects deferred financing costs incurred in connection with the offering of 7 3/4% senior subordinated notes due 2013, less the write-off of the unamortized deferred financing costs related to the existing 12 3/4% senior subordinated notes due 2009 as follows (dollars in thousands):

Financing, financial advisory, legal, accounting and other fees	$4,584
Write-off of pro rata portion of previously deferred financing costs on tendered portion of the existing 12 3/4% senior subordinated notes due 2009	(2,785)

$1,799

C. Reflects the payment of accrued interest related to the tendered portion of the existing 12 3/4% senior subordinated notes due 2009.

D. Reflects the extinguishment of our existing 12 3/4% senior subordinated notes due 2009, at face value, as follows (dollars in thousands):

Total
12 3/4% senior subordinated notes due 2009
Tender for senior subordinated notes due 2009 *	$(144,750)
Associated accretion of the discount related the senior subordinated notes	1,651

Adjustment to recorded balance as of June 30, 2005	$(143,099)

*	Excludes prepayment premium and consent payments of $14,301, which are not recorded as a liability in the historical balance sheet as of June 30, 2005.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

E. Reflects the issuance of the 7 3/4% senior subordinated notes due 2013 under the notes offering, and the exchange for an identical amount pursuant to this offer.

F. Reflects the non-recurring charges as follows (dollars in thousands):

Expensing of prepayment premium and consent payments on the tendered portion of the 12 3/4% senior subordinated notes due 2009	$14,301
Write-off of pro rata portion of previously deferred financing costs on the tendered portion of the 12 3/4% senior subordinated notes due 2009	2,785
Accretion of discount on the tendered portion of the existing 12 3/4% senior subordinated notes due 2009	1,651

$18,737

5. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

Reflects the IOS North America acquisition

G. Reflects the increase in depreciation and amortization expense prior to September 30, 2004 based on the fair value of property and equipment and capitalized software acquired (dollars in thousands):

Year Ended December 31, 2004
Depreciation and amortization expense	$3,011

H. Reflects the increase in interest expense and amortization of deferred financing costs of $1.9 million for the nine months prior to September 30, 2004 resulting from the additional borrowings of $44.5 million to fund the acquisition as follows (dollars in thousands):

Year Ended December 31, 2004
Amortization of deferred financing costs	$(71)
Interest expense	(1,662)

Total	$(1,733)

The variable interest rate of 4.98% (LIBOR plus 3.00%), which was the interest rate at the time of the acquisition, was used for calculating the pro forma interest expense related to the acquisition. A 1/8% change in the interest rate would result in a de minimis change in the interest expense for the periods presented. The deferred financing cost is amortized using the effective interest method over the remaining period until the new senior credit facility matures.

I. Reflects the tax effect of pro forma adjustments related to the acquisition.

Reflects the IPO

J. Reflects the elimination of fees paid to GTCR pursuant to the professional service agreement, which was terminated concurrently with the IPO.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

K. Reflects the reduced interest expense due to the repayment of our previous senior credit facility with a balance of $220.1 million ($215.6 million, net of discount) and the tender of 35% of our senior subordinated notes, and the incremental interest expense as a result of borrowings under the new senior credit facility of $240.0 million and the incurrence of deferred financing costs of $1.9 million as follows (dollars in thousands):

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Decreases:
Interest on previous senior credit facility, including amortization of discount	$14,665	$1,628
Amortization of deferred financing costs related to previous senior credit facility	2,761	100
Interest on 35% of 12 3/4% subordinated notes due 2009	11,206	1,681
Amortization of 35% of deferred financing costs related to the 12 3/4% subordinated notes due 2009	460	70
Increases:
Interest on new senior credit facility	(12,240)	(2,040)
Amortization of deferred financing costs related to new senior credit facility	(288)	(48)

	$16,564	$1,391

We assumed a 5.1% (LIBOR of 3.1% plus 2.00%) interest rate on the new senior credit facility for calculating the pro forma interest expense. A change of 1/8% in the interest rate would result in an approximate change in the interest expense of $0.3 million and $0.2 million for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. The deferred financing cost related to the new senior credit facility is amortized using the effective interest method over the remaining period until the senior credit facility matures.

L. Reflects the tax effect of pro forma adjustments related to the IPO.

M. Reflects the elimination of preferred dividends due to the redemption or conversion of all shares of class A cumulative redeemable convertible preferred stock.

N. Reflects the issuance of Syniverse Holdings, Inc. common shares as follows:

For the year ended December 31, 2004 (shares in thousands):

	Historical	Shares Issued or Exchanged in IPO	Syniverse Holdings, Inc. Class A Preferred Stock Conversion	Total
Shares outstanding	39,838	17,620	10,209	67,667
Unvested shares	—	(2,473)	—	(2,473)

Basic	39,838	15,147	10,209	65,194
Dilutive options	—	—	—	—

Diluted	39,838	15,147	10,209	65,194

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the six months ended June 30, 2005 (shares in thousands):

	Historical	Shares Issued or Exchanged in IPO	Syniverse Holdings, Inc. Class A Preferred Stock Conversion	Total
Basic	58,720	4,034	4,864	67,618
Unvested shares	(1,250)	(430)	—	(1,680)

Basic and diluted	57,470	3,604	4,864	65,938

Basic and diluted are the same due to the net loss. Options were excluded since they would be anti-dilutive.

Reflects the Offering

O. Reflects the reduced interest expense due to the tender of our existing 12 3/4% senior subordinated notes due 2009 with a face value of $144.8 million ($143.1 million, net of discount), and the incremental interest expense (at a rate of 7 3/4%) as a result of borrowings under the 7 3/4% senior subordinated notes due 2013 of $175.0 million and the incurrence of deferred financing costs of $4.5 million as follows (dollars in thousands):

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Decreases:
Interest on existing 12 3/4% senior subordinated notes due 2009, including amortization of discount	$18,917	$9,235
Amortization of deferred financing costs related the 12 3/4% subordinated notes due 2009	777	451
Increases:
Interest on 7 3/4% senior subordinated notes due 2013	(13,560)	(6,780)
Amortization of deferred financing costs related to 7 3/4% senior subordinated notes due 2013	(576)	(288)

	$5,558	$2,618

P. Reflects the tax effect of the pro forma adjustments related to the offering.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain of our historical financial data of our parent, Syniverse Holdings, Inc., for the periods ended and at the dates indicated since our acquisition from Verizon. We have derived the selected historical consolidated financial data for the period from February 14, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 from our audited consolidated financial statements and the related notes incorporated by reference to this prospectus. We have derived the historical consolidated financial data for the six months ended June 30, 2004 and 2005 from our unaudited consolidated financial statements incorporated by reference in this prospectus. The selected historical consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements, which are not included in this filing. The selected historical financial data as of February 13, 2002 was derived from an unaudited balance sheet as of that date not included in this filing. The selected historical financial data set forth below is not necessarily indicative of the results of our future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes included elsewhere herein.

As a result of applying the required purchase accounting rules to our acquisition from Verizon on February 14, 2002, our financial statements were significantly affected. The application of purchase accounting rules result in different accounting bases and hence the financial information for the periods beginning on February 14, 2002 are not comparable to the information prior to this date.

The term “successor” refers to Syniverse Holdings, Inc. following our acquisition from Verizon on February 14, 2002. The historical financial results of Brience from February 14, 2002, which is the date that GTCR Fund VII, L.P. and its affiliates possessed common control of us and Brience, through July 23, 2003, which is the date that we merged with Brience, are included in the financial results of the successor because this acquisition is accounted for as a combination of entities under common control, similar to a pooling of interests. The portion of historical results attributed to the common stock ownership of Syniverse Networks, Inc., which Syniverse Holdings, LLC owned between February 14, 2002 and January 17, 2005 when Syniverse Holdings, LLC contributed these shares of Syniverse Networks, Inc. to Syniverse Holdings, Inc., have been included in the financial results of the successor because this acquisition is also accounted for as a combination of entities under common control, similar to a pooling of interests.

The term “predecessor” refers to Syniverse Technologies, Inc. prior to being acquired by Syniverse Holdings, Inc. on February 14, 2002.

	Predecessor			Successor
	Year Ended December 31		Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31,		Six Months Ended
	2000	2001			2003	2004	June 30, 2004	June 30, 2005
	(in thousands except per share amounts)
Statement of Operations Data:
Revenues
Technology Interoperability	$68,923	$82,312	$8,464	$70,215	$66,536	$81,077	$33,588	$50,400
Network Services	79,760	105,369	14,103	99,647	111,845	130,408	64,668	65,648
Number Portability Services	—	—	—	860	5,469	48,478	22,903	24,276
Call Processing Services	73,262	65,241	6,429	46,336	42,764	34,569	17,554	13,725
Enterprise Solution Services	35,372	39,319	2,412	17,869	15,265	14,122	7,421	6,009

Revenues Excluding Off-Network
Database Query Fees	257,317	292,241	31,408	234,927	241,879	308,654	146,134	160,058
Off-Network Database Query Fees	58,619	69,117	8,588	61,117	29,529	23,749	15,477	6,236

Total Revenues	315,936	361,358	39,996	296,044	271,408	332,403	161,611	166,294

Costs and expenses:
Cost of operations	150,156	169,025	20,655	130,364	109,744	138,484	71,426	66,872
Sales and marketing	24,265	24,348	2,614	22,706	18,631	20,244	10,444	11,474
General and administrative	45,721	41,245	3,001	42,630	39,881	41,939	17,525	21,846
Provision for (recovery of) uncollectible accounts	2,203	2,207	1,340	(693)	466	(165)	(9)	688
Depreciation and amortization (1)	13,061	15,203	1,464	33,285	37,319	41,972	20,181	24,075
Restructuring (2)	—	—	—	2,845	2,164	289	289	—
Impairment losses on intangible assets (3)	—	—	—	—	53,712	14,056	—	—

	235,406	252,028	29,074	231,137	261,917	256,819	119,856	124,955

Operating income	80,530	109,330	10,922	64,907	9,491	75,584	41,755	41,339
Other income (expense), net:
Interest income	3,087	3,903	432	965	768	1,148	598	737
Interest expense	(22)	—	—	(54,105)	(58,128)	(52,928)	(26,324)	(19,094)
Loss on extinguishment of debt	—	—	—	—	—	—	—	—
Other income (expense), net	4	(80)	(19)	(275)	—	(12)	(6)	(23,788)

	3,069	3,823	413	(53,415)	(57,360)	(51,792)	(25,732)	(42,145)

Income (loss) from continuing operations before provision for income taxes	83,599	113,153	11,335	11,492	(47,869)	23,792	16,023	(806)
Provision for income taxes	32,548	43,895	4,418	9,320	10,057	8,729	4,192	4,368

Income (loss) from continuing operations	51,051	69,258	6,917	2,172	(57,926)	15,063	11,831	(5,174)
Discontinued operations:
Loss from discontinued operations	—	—	—	(1,541)	—	—	—	—

Net income (loss)	51,051	69,258	6,917	631	(57,926)	15,063	11,831	(5,174)
Preferred dividends	—	—	—	(33,340)	(30,230)	(31,564)	(15,392)	(4,195)

Net income (loss) attributable to common stockholders/unitholders	$51,051	$69,258	$6,917	$(32,709)	$(88,156)	$(16,501)	$(3,561)	$(9,369)

Net income (loss) per share:
Basic and diluted	$—	$—	$—	$(0.82)	$(2.21)	$(0.41)	$(0.09)	$(0.16)
Weighted average common shares outstanding:
Basic and diluted	—	—	—	39,838	39,838	39,838	39,838	57,470

Other Financial Data:
EBITDA (4)	$93,595	124,453	12,367	$96,376	46,810	117,544	61,930	41,626
Net cash provided by (used in):
Operating activities	55,218	131,281	1,185	59,756	48,422	85,696	35,140	51,039
Investing activities	(10,634)	(99,831)	34,781	(12,278)	(18,883)	(78,663)	(12,135)	(14,077)
Financing activities	(42,000)	(33,750)	(11,250)	(44,187)	(63,430)	2,697	(20,100)	3,135
Capital expenditures	12,956	10,406	606	12,278	18,280	22,184	12,135	14,077

Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,584	284	25,000	$42,190	8,299	17,919	11,158	58,007
Property and equipment, net	24,387	23,656	23,306	33,728	33,548	35,703	37,702	36,893
Total assets	198,380	247,867	159,457	833,068	730,271	777,193	734,647	796,401
Total debt, net of discount, and redeemable preferred stock	—	—	—	856,973	753,425	793,062	431,637	396,234
Total stockholders’ equity (deficit)	117,307	153,104	133,510	(81,453)	(90,317)	(106,860)	225,614	308,099

(1)	Depreciation and amortization amounts exclude accretion of debt discount and amortization of deferred finance costs, which are both included in interest expense in the statement of operations data. Depreciation and amortization amounts after February 14, 2002 are not comparable to the periods prior to that date because the successor company’s assets were revalued as a result of the purchase accounting treatment of the acquisition.
(2)	Restructuring expense is comprised of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. Our restructurings in July 2003 and April 2004 were related to the acquisitions of Brience and Softwright, respectively. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.
(3)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs $2.7 million which will no longer be recoverable due to our phase-outs of other service offerings. In 2004, $9.0 million of these losses relate to capitalized software costs associated with our phase out of certain service offerings and reduced valuation of certain call processing services and $5.1 million relates to customer base intangible assets resulting from a technology interoperability customer recently notifying us that it does not intend to renew its contract for these services.
(4)	EBITDA is determined by adding net interest expense, income taxes, depreciation and amortization to net income (loss). We present EBITDA because we believe that EBITDA provides useful information regarding our operating results. We rely on EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. We also use EBITDA to compare our current operating results with corresponding periods and with the operating results of other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. In addition, we also utilize EBITDA as a measure of our liquidity and our ability to meet our debt service obligations and satisfy our debt covenants, which are partially based on EBITDA.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	Other companies in our industry may calculate EBITDA differently than we do, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated statements of operations and our consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus.

The following table reconciles net income (loss) to EBITDA for the periods presented. We have also provided supplemental information regarding items associated with our restructuring expense and intangible asset impairments.

	Predecessor			Successor
	Year ended December 31		Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31,		Six Months Ended
	2000	2001			2003	2004	June 30, 2004	June 30, 2005
	(in thousands except per share amounts)			(in thousands except per share amounts)
Reconciliation of EBITDA to Net Income (Loss):
Net income (loss) as reported	$51,051	$69,258	$6,917	$631	$(57,926)	$15,063	$11,831	$(5,174)
Interest (income) expense, net	(3,065)	(3,903)	(432)	53,140	57,360	51,780	25,726	18,357
Depreciation and amortization	13,061	15,203	1,464	33,285	37,319	41,972	20,181	24,075
Provision for income taxes	32,548	43,895	4,418	9,320	10,057	8,729	4,192	4,368

EBITDA	$93,595	$124,453	$12,367	$96,376	$46,810	$117,544	$61,930	$41,626

Supplemental information:
Restructuring expense (i)	$—	$—	$—	$2,845	$2,164	$289	$289	$—
Impairment losses on intangible assets (ii)	—	—	—	—	53,712	14,056	—	—
Loss on extinguishment of debt (iii)	—	—	—	—	—	—	—	23,788
Facilities move expense (iv)	—	—	—	—	—	—	—	496
Loss on disposal of assets (v)	—	—	—	—	—	—	—	611

(i)	Restructuring expense is comprised primarily of severance benefits associated with our cost rationalization initiatives, which were implemented in August 2002, February 2003, July 2003 and April 2004. The latter two restructurings are related to two acquisitions. This excludes amounts related to acquisitions where restructuring costs were accrued as a part of purchase accounting.

(ii)	Impairment losses on intangible assets in 2003 relate primarily to the trademark value associated with our previous corporate name of $51.0 million and to certain capitalized software costs of $2.7 million, which will no longer be recoverable due to our phase-outs of certain service offerings. In 2004, $9.0 million of these losses relate to capitalized software costs associated with our phase out of other service offerings and reduced valuation of certain call processing services and $5.1 million relates to customer base intangible assets resulting from a technology interoperability customer recently notifying us that it does not intend to renew its contract for these services.
(iii)	Loss on extinguishment of debt relates to the early extinguishment of debt related to our previous senior credit facility, repaid in February 2005 and the February 2005 tender for 35% of our 12 3/4% senior subordinated notes due 2009. The loss includes a non-cash write-off of $6.0 million of unamortized deferred financing costs and $5.4 million of unamortized debt discount relating to the previous senior credit facility and the tendered portion of the 12 3/4% senior subordinated notes due 2009, as well as a $12.4 million cash charge related to the prepayment premium on the tendered portion of the 12 3/4% senior subordinated notes due 2009.
(iv)	Facilities move expenses consist of expenses incurred to date related to our headquarters relocation currently scheduled for the fourth quarter of 2005.
(v)	Loss on disposal of assets relates to the retirement of computer equipment related to our call processing services.

The following table reconciles cash flows from operations to EBITDA for the periods presented.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31,		Six Months Ended
	2000	2001			2003	2004	June 30, 2004	June 30, 2005
	(dollars in thousands)			(dollars in thousands)
Reconciliation of Cash Flows from Operations to EBITDA:
Net cash provided by operating activities	$55,218	$131,281	$1,185	$59,756	$48,422	$85,696	$35,140	$51,039
Net interest paid	(3,065)	(3,903)	315	30,187	46,152	44,296	21,829	22,233
Pension and other employee retirement benefits	(2,968)	(3,861)	(546)	—	—	—	—	—
Impairment losses on intangible assets	—	—	—	—	(53,712)	(14,056)	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	(23,788)
Other working capital changes	46,617	3,143	12,753	15,496	19,522	8,615	8,938	(5,732)
Changes in other non-cash items	(2,207)	(2,207)	(1,340)	(9,456)	(11,489)	(9,054)	(4,957)	(2,988)
Other assets and liabilities	—	—	—	393	(2,085)	2,047	980	862

EBITDA	$93,595	$124,453	$12,367	$96,376	$46,810	$117,544	$61,930	$41,626

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

On February 15, 2005, our previous senior credit facility was repaid in full and the facility was terminated. At such time, we entered into a $282.0 million Credit Agreement with Lehman Brothers Inc., as lead arranger and book manager, LaSalle Bank National Association, as syndication agent, and Lehman Commercial Paper, as administrative agent. The Credit Agreement provides for a term loan of $240.0 million and a revolving credit line of $42.0 million. The obligations under the Credit Agreement are unconditionally guaranteed by our parent, Syniverse Holdings, Inc., and our other U.S. subsidiaries.

We used the borrowings under the senior credit facility to refinance our previous senior credit facility, to pay related transaction fees and expenses and to effect a tender offer for a portion of our 12 3/4% senior subordinated notes.

Borrowings under the senior credit facility bear interest at a floating rate, which can be either a base rate, or at our option, a LIBOR rate, plus an applicable margin, which is presently 1.75% for the revolving loans and 2.0% for the term debt. The term loan facility requires regularly scheduled quarterly payments of principal and interest, and the entire amount of the term loan facility will mature on February 15, 2012. The full amount borrowed under the revolving credit line will mature on February 15, 2011.

The senior credit facility provides for aggregate borrowings of up to $282.0 million, as follows:

•	a revolving credit facility of up to $42.0 million in revolving credit loans and letters of credit which expire on February 15, 2011; available for general corporate purposes including working capital, capital expenditures and acquisitions; and

•	a Term Note B facility of $240.0 million in term loans maturing on February 15, 2012.

On February 15, 2005, we borrowed $240.0 million under the Term Note B portion of the senior credit facility. Principal outstanding as of June 30, 2005 was $238.8 million.

Collateral and Guarantees

The obligations under the Credit Agreement are unconditionally guaranteed by the guarantors, and are secured by a security interest in substantially all of the tangible and intangible assets of Syniverse Technologies, Inc. and the guarantors. The obligations under the Credit Agreement are also secured by a pledge of the capital stock of Syniverse Technologies, Inc. and its direct and indirect U.S. subsidiaries.

Our obligations under the senior credit facility and the guarantees are secured by:

•	a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of Syniverse Technologies, Inc. and each of its direct and indirect subsidiaries, subject to certain customary exceptions; and

•	a pledge of (i) all of the capital stock of our direct and indirect domestic subsidiaries and (ii) two-thirds of the capital stock of certain first-tier foreign subsidiaries, if any.

Interest and Fees

The revolving line of credit and the Term Note B each bear interest at variable rates, at our option, of either:

•	a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on Page 5 of the British Banking Association Telerate screen) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum and (ii) an applicable margin; or

•	a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three, six or nine months and, if available to the lenders under the applicable credit facility, twelve months (as selected by us) are offered in the interbank eurodollar market and (ii) an applicable margin.

The applicable margin for the base rate Term Note B loans is 1.00% if our consolidated leverage ratio is greater than or equal to 2.50 to 1 and 0.75% if our consolidated leverage ratio is less than 2.50 to 1. The applicable margin for the eurodollar Term Note B loans is 2.00% if our consolidated leverage ratio is greater than or equal to 2.50 to 1 and 1.75% if our consolidated leverage ratio is less than 2.50 to 1.

The applicable margin for the base rate revolving loans is 0.75% if our consolidated leverage ratio is greater than or equal to 2.50 to 1, 0.50% if our consolidated leverage ratio is greater than or equal to 2.00 to 1 but less than 2.50 to 1, and 0.25% if our consolidated leverage ratio is less than 2.00 to 1. The applicable margin for the eurodollar revolving loans is 1.75% if our consolidated leverage ratio is greater than or equal to 2.50 to 1, 1.50% if our consolidated leverage ratio is greater than or equal to 2.00 to 1 but less than 2.50 to 1, and 1.25% if our consolidated leverage ratio is less than 2.00 to 1.

As of June 30, 2005, the interest rate on the Term Note B was 5.1% based on the LIBOR option.

Repayments and Prepayments

As of June 30, 2005, the Term Note B facilities are subject to equal quarterly installments of principal as set forth in the table below:

Twelve months ending June 30,	Term Note B
2006	$2,400
2007	2,400
2008	2,400
2009	2,400
2010	2,400
2011	2,400
2012	224,400

Total	$238,800

Voluntary prepayments of principal outstanding under the revolving loans are permitted at any time without premium or penalty upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the senior credit facility in an amount equal to:

•	100% of the net cash proceeds of any incurrence of certain indebtedness excluding the $175.0 million incremental facility under the Credit Agreement, certain permitted indebtedness and any indebtedness used to prepay the senior subordinated notes; and

•	100% of the net cash proceeds of any sale or other disposition (including as a result of casualty or condemnation) by us or our domestic subsidiaries of any assets in excess of $5.0 million if these proceeds are not reinvested within 360 days from the sale of the asset (except for the sale of inventory in the ordinary course of business and certain other dispositions).

We are required to pay a commitment fee on the difference between committed amounts and amounts actually utilized under the revolving credit facility at a rate of 0.50% per annum for any quarter which our consolidated leverage ratio is greater than 2.50 to 1 and 0.375% for any fiscal quarter in which our consolidated leverage ratio is equal to less than 2.50 to 1.

Under the terms of the senior credit facility at least 25% of our funded debt as defined in our Credit Agreement must bear interest that is effectively fixed. To that extent, we may be required to enter into interest rate protection agreements establishing a fixed maximum interest rate with respect to a portion of our total indebtedness. As of June 30, 2005, we were not required to, and had not, entered into any interest rate protection agreements.

Certain Covenants

The Credit Agreement contains covenants that will limit our ability and the ability of the guarantors to, among other things, incur or guarantee additional indebtedness, create liens, pay dividends on or repurchase stock, make certain types of investments, restrict dividends or other payments from our subsidiaries, enter into transactions with affiliates, sell assets or merge with other companies. The Credit Agreement also requires compliance with several financial covenants, including a maximum ratio of total indebtedness to EBITDA and a minimum ratio of EBITDA to interest expense.

Events of Default

The Credit Agreement contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgment defaults in excess of specified amounts, failure of any guaranty or security document or any subordination provision supporting the senior credit facility to be in full force and effect and change in control.

12 3/4% Senior Subordinated Notes

In February 2002, Syniverse Technologies, Inc. issued $245 million of 12 3/4% senior subordinated notes due 2009 pursuant to an indenture, dated as of February 14, 2002, among Syniverse Technologies, Inc., as issuer, the guarantors named therein and The Bank of New York Trust Company, N.A., as trustee. The 12 3/4% senior subordinated notes will mature on February 1, 2009 and interest on the 12 3/4% senior subordinated notes is payable semi-annually on February 1 and August 1 of each year.

The 12 3/4% senior subordinated notes are unsecured obligations of Syniverse Technologies, Inc., subordinate in right of payment to all of our existing and future senior indebtedness and equal in right of payment with all of our other senior subordinated indebtedness, including the notes offered hereby, and senior in right of payment to our outstanding and future subordinated indebtedness. Syniverse Brience, LLC and Syniverse Holdings, Inc. unconditionally guarantee payment on an unsecured senior subordinated basis of all of our obligations under the indenture governing the 12 3/4% senior subordinated notes.

The 12 3/4% senior subordinated notes are redeemable at any time and from time to time on or after February 1, 2006 at the option of Syniverse Technologies, Inc., in whole or in part, upon not less than 30 nor more than 60 days’ notice to each holder, at the redemption prices (expressed as percentages of principal amount), set forth below, plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2006	106.375%
2007	103.188%
2008 and thereafter	100.000%

On February 25, 2005, we completed a partial tender offer in which approximately $85.8 million aggregate principal amount of our 12 3/4% senior subordinated notes were tendered and accepted for payment by us. On September 2, 2005, we completed a tender offer and related consent solicitation to purchase any and all of our outstanding 12 3/4% senior subordinated notes. Approximately $144.8 million aggregate principal amount of the notes were tendered and accepted for payment by us pursuant to the tender offer. We intend to redeem or repurchase any of the notes that remain outstanding on or before February 1, 2006. In connection with the tender offer, we also solicited consents to effect certain amendments to the indenture governing the 12 3/4% senior subordinated notes. The amendments to the indenture eliminated most of the indenture’s restrictive covenants and certain events of defaults.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Syniverse” refers only to Syniverse Technologies, Inc. and not to any of its subsidiaries.

Syniverse issued the outstanding notes under an indenture among itself, the Guarantors and The Bank of New York Trust Company, N.A., as trustee, in a private transaction that is not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We will issue the exchange notes under this offering. Unless the context otherwise requires, the term “Notes” includes the outstanding notes and the exchange notes.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture or the registration rights agreement.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are general unsecured obligations of Syniverse;

•	are subordinated in right of payment to all existing and future Senior Debt of Syniverse;

•	are pari passu in right of payment with any future senior subordinated Indebtedness of Syniverse;

•	are senior in right of payment with any future subordinated Indebtedness of Syniverse;

•	are unconditionally guaranteed by Syniverse Holdings, Inc. (the “Parent”), the direct parent entity of Syniverse; and

•	are unconditionally guaranteed by each of the Domestic Subsidiaries of Syniverse that guarantees any Indebtedness of Syniverse or any of its other Restricted Subsidiaries.

As of the date of the indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

The Guarantees

The notes are guaranteed by the Guarantors.

Each guarantee of the notes is:

•	a general unsecured obligation of the Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of that Guarantor;

•	pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Assuming we had completed the offering of outstanding notes and applied the net proceeds from that offering as intended, as of June 30, 2005, Syniverse and the Guarantors would have had total Senior Debt of $238.8 million. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the notes and under the Guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

Principal, Maturity and Interest

The indenture does not limit the maximum aggregate principal amount of notes that Syniverse may issue thereunder. Syniverse issued outstanding notes in an aggregate principal amount of $175.0 million in connection with the initial offering. Syniverse may issue additional notes from time to time after this offering. Any issuance of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Syniverse issued notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on August 15, 2013.

Interest on the notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006. Syniverse will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Syniverse, Syniverse will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Syniverse elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Syniverse may change the paying agent or registrar without prior notice to the Holders of the notes, and Syniverse or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Syniverse is not required to transfer or exchange any note selected for redemption. Also, Syniverse is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The notes will be guaranteed by the Parent and each of Syniverse’s current and future Domestic Subsidiaries that guarantees any Indebtedness of Syniverse or any of its other Restricted Subsidiaries (collectively, the

“Guarantors”). Notwithstanding the foregoing, no Receivables Entity will be required to be a Guarantor. These Guarantees will be joint and several obligations of the Guarantors. Each Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Fraudulent conveyance laws may adversely affect the validity and enforceability of the guarantees of the notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Syniverse or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Guarantee and the registration rights agreement, pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), to a Person that is not (either before or after giving effect to such transaction) Syniverse or a Subsidiary of Syniverse, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Syniverse or a Subsidiary of Syniverse such that the Guarantor ceases to be a Subsidiary of Syniverse after the sale or other disposition, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(3) if Syniverse designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;”

(5) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to become a Guarantor pursuant to the covenant described under “—Certain Covenants—Additional Guarantees;” or

(6) in connection with the sale, disposition or transfer of all of the assets of a Guarantor to another Guarantor or Syniverse.

See “Repurchase at the Option of Holders—Asset Sales.”

Subordination

The payment of principal, interest and premium and Liquidated Damages and other amounts, if any, on the notes will be subordinated to the prior payment in full in cash of all Senior Debt of Syniverse, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt), before the Holders of notes will be entitled to receive any payment or distribution with respect to the notes (except that Holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of Syniverse:

(1) in a liquidation or dissolution of Syniverse;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Syniverse or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of Syniverse’s assets and liabilities.

Syniverse also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”), if:

(1) a payment default on Senior Debt occurs; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from Syniverse or the holders of any Designated Senior Debt.

Payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earliest of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, and (c) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 365 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

If the trustee or any Holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”), when the payment is prohibited by these subordination provisions; the trustee or the Holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the written request of the holders of Senior Debt, the trustee or the Holder, as the case may be, will promptly deliver the amounts in trust to the holders of Senior Debt or their proper representative.

Syniverse must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Syniverse, Holders of notes may recover less ratably than creditors of Syniverse who are holders of Senior Debt. See “Risk Factors—Your right to receive payments on these notes is junior to our existing senior indebtedness and possibly all of our future borrowings. Further, the guarantees of these notes are junior to all of our guarantors’ existing senior indebtedness and possibly to all of their future borrowings.”

Optional Redemption

At any time prior to August 15, 2008, Syniverse may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) at a redemption price of 107.75% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Syniverse or a contribution to Syniverse’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by the Parent (but excluding any Reserved Contribution); provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes, if any) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

The notes may be redeemed, in whole or in part, at any time prior to August 15, 2009, at the option of Syniverse upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to, the applicable redemption date, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date.

Except pursuant to the two preceding paragraphs, the notes will not be redeemable at Syniverse’s option prior to August 15, 2009. Syniverse is not prohibited, however, from acquiring the notes by means other than a redemption, whether pursuant to a tender offer or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

After August 15, 2009, Syniverse may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	103.875%
2010	101.938%
2011 and thereafter	100.000%

Unless Syniverse defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Syniverse is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require Syniverse to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Syniverse will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date. Within 30 days following any Change of Control, Syniverse will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Syniverse will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Syniverse will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Syniverse will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Syniverse.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Syniverse will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. Syniverse will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Syniverse to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Syniverse repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Syniverse will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Syniverse and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Syniverse and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Syniverse to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Syniverse and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Syniverse (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) the fair market value is determined by Syniverse’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Syniverse or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following (and any combination thereof) will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of Syniverse or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee), that are expressly assumed by the transferee of any such assets;

(b) any securities, notes or other obligations received by Syniverse or any such Restricted Subsidiary from such transferee that are converted by Syniverse or such Restricted Subsidiary into cash within 180 days following the closing of such Asset Sale, to the extent of the cash received in that conversion;

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(d) any Designated Noncash Consideration received by Syniverse or any of its Restricted Subsidiaries in any Asset Sale having a fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at the time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Noncash Consideration.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Syniverse (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds, at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary;

(3) to make a capital expenditure; or

(4) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Syniverse may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture; provided that if during such 365-day period Syniverse or a Restricted Subsidiary of Syniverse enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2), (3) or (4) of the immediately preceding paragraph after such 365th day, such 365-day period will be extended with respect to the amount of Net Proceeds so committed for a period not to exceed 180 days until such Net Proceeds are required to be applied in accordance with such agreement (or, if earlier, until termination of such agreement).

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, within 30 days thereof Syniverse will make an Asset Sale Offer to all Holders of notes and all holders of other

Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Syniverse may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Syniverse will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Syniverse will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing Syniverse’s outstanding Senior Debt currently prohibit Syniverse from purchasing any notes, and also provides that certain change of control or asset sale events with respect to Syniverse would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Syniverse becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Syniverse is prohibited from purchasing notes, Syniverse could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Syniverse does not obtain such a consent or repay such borrowings, Syniverse will remain prohibited from purchasing notes. In such case, Syniverse’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the Holders of notes. Finally, Syniverse’s ability to pay cash to the holders of notes upon a repurchase may be limited by Syniverse’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes—We may not be able to purchase the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

If on any date following the date of the indenture:

(1) the notes are rated Baa3 (with a stable outlook) or better by Moody’s and BBB- (with a stable outlook) or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Syniverse, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Syniverse as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

(1) “—Repurchase at the Option of Holders—Asset Sales;”

(2) “—Restricted Payments;”

(3) “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(4) “—Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(5) “—Designation of Restricted and Unrestricted Subsidiaries;”

(6) “—Transactions with Affiliates;” and

(7) clause (4)(b) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets.”

During any period that the foregoing covenants have been suspended, Syniverse’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “—Designation of Restricted and Unrestricted Subsidiaries” or the second paragraph of the definition of “Unrestricted Subsidiary.”

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 (with a stable outlook) or BBB- (with a stable outlook), respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Syniverse’s or its Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Syniverse or any of its Restricted Subsidiaries), or to the direct or indirect holders of Syniverse’s or such Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Syniverse or to Syniverse or another Restricted Subsidiary of Syniverse);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Syniverse or any of its Restricted Subsidiaries) (a) any Equity Interests of Syniverse, (b) any Equity Interests of any direct or indirect parent of Syniverse or (c) any Equity Interests of any Restricted Subsidiary of Syniverse that are owned by an Affiliate of Syniverse that is not a Restricted Subsidiary of Syniverse;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any indebtedness that is subordinated to the notes or any Guarantee (excluding any intercompany Indebtedness between or among Syniverse and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Syniverse would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Syniverse and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) an amount equal to Syniverse’s Consolidated Cash Flow from June 30, 2005 to the end of Syniverse’s most recently ended full fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, taken as a single accounting period, less the product of 1.75 times Syniverse’s Fixed Charges from June 30, 2005 to the end of Syniverse’s most recently ended full fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, taken as a single accounting period; plus

(b) 100% of the aggregate net cash proceeds, and the fair market value (as determined in good faith by Syniverse’s Board of Directors) of any property other than cash that is used or useful in a Permitted Business, received by Syniverse since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Syniverse (other than Disqualified Stock), or the amount by which Indebtedness is reduced on Syniverse’s balance sheet upon the conversion or exchange of any Indebtedness of Syniverse or its Restricted Subsidiaries into Equity Interests of Syniverse (other than Disqualified Stock or Equity Interests (or debt securities), sold to a Subsidiary of Syniverse); provided that any proceeds received from any Reserved Contribution will be disregarded for purposes of this clause (3)(b); plus

(c) an amount equal to the sum of (i) the net reduction in Restricted Investments that were made by Syniverse or any Restricted Subsidiary since the date of the indenture in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investments and proceeds representing the return of capital (excluding dividends and distributions), in each case received by Syniverse or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Syniverse’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Syniverse), of, Equity Interests of Syniverse (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Syniverse; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph; and provided, further that any Reserved Contribution will be disregarded for purposes of this clause (2);

(3) the defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of Syniverse or any Guarantor that is contractually subordinated to the notes or any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Syniverse to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Syniverse or any distribution, loan or advance to the Parent for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent, in each case held by any former or current employees, officers, directors or consultants of Syniverse or any of its Restricted Subsidiaries or their respective estates, spouses or family members under any management equity plan or stock option or other management or employee benefit plan, in an aggregate amount not to exceed $2.0 million in any calendar year pursuant to this clause (5); provided that Syniverse may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $6.0 million in any calendar year pursuant to this clause (5); and provided further, that such amount in any calendar year may be increased by the cash proceeds of key man life insurance policies received by Syniverse and its Restricted Subsidiaries after the date of the indenture less any amount previously applied to the payment of Restricted Payments pursuant to this clause (5); provided further, that cancellation of the Indebtedness owing to Syniverse from employees, officers, directors and consultants of Syniverse or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Syniverse from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the indenture;

(6) the payment of dividends or other distributions or the making of loans or advances to the Parent in amounts required for the Parent to pay franchise taxes and other fees required to maintain their existence and to provide for all other operating costs of the Parent, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses (including all costs and expenses with respect to filings with the SEC), plus any bona fide indemnification claims made by directors or officers of the Parent;

(7) the payment of dividends or other distributions by Syniverse to the Parent in amounts required to pay the tax obligations of the Parent attributable to Syniverse and its Subsidiaries determined as if Syniverse and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction; provided that in no event may the amount of dividends paid pursuant to this clause (7) to enable the Parent to pay Federal, state and local taxes (and franchise taxes based on income) exceed the amount of such Federal, state and local taxes (and franchise taxes based on income) actually owing by the Parent at such time and any refunds received by the Parent attributable to Syniverse or any of its Subsidiaries shall promptly be returned by the Parent to Syniverse;

(8) repurchases of Capital Stock of Syniverse deemed to occur upon the cashless exercise of stock options and warrants;

(9) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Syniverse or any Restricted Subsidiary of Syniverse issued on or after the date of the indenture in accordance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(10) so long as no Default has occurred and is continuing or would be caused thereby, Investments that are made with Reserved Contributions;

(11) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Syniverse; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of Syniverse); and

(12) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate amount not to exceed $65.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Syniverse or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $20.0 million. Not later than the date of making any Restricted Payment, Syniverse will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Syniverse will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Syniverse and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may issue preferred stock, if the Fixed Charge Coverage Ratio for Syniverse’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Syniverse and any Restricted Subsidiary of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Syniverse and its Restricted Subsidiaries thereunder), not to exceed $460.0 million less:

(a) the aggregate principal amount of all then outstanding Indebtedness incurred under clause (2) of this paragraph; and

(b) the aggregate amount of all Net Proceeds of Asset Sales applied by Syniverse or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2) Indebtedness incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to Syniverse or any of its Restricted Subsidiaries (except for Standard Securitization Undertakings);

provided, however, that after giving effect to any such incurrence, the aggregate amount of all indebtedness incurred under this clause (2) and then outstanding does not exceed $460.0 million less:

(a) the aggregate principal amount of all then outstanding Indebtedness incurred under clause (1) of this paragraph; and

(b) the aggregate amount of all Net Proceeds of Asset Sales applied by Syniverse or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(3) the incurrence by Syniverse and its Restricted Subsidiaries of the Existing Indebtedness;

(4) the incurrence by Syniverse or any of its Restricted Subsidiaries of Indebtedness represented by the notes and the related Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Guarantees to be issued pursuant to the registration rights agreement;

(5) the incurrence by Syniverse or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of Syniverse or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (5), not to exceed at any time outstanding the greater of $30.0 million and 5.0% of Total Assets;

(6) the incurrence by Syniverse or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness), that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (3), (4), (5), (6), (10), (11), (15), (19) or (20) of this paragraph;

(7) the incurrence by Syniverse or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Syniverse and any of its Restricted Subsidiaries; provided, however, that:

(a) if Syniverse or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Syniverse, or the Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Syniverse or a Restricted Subsidiary of Syniverse and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Syniverse or a Restricted Subsidiary of Syniverse; will be deemed, in each case, to constitute an incurrence of such Indebtedness by Syniverse or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the incurrence by Syniverse or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by Syniverse or any of its Restricted Subsidiaries of Indebtedness of Syniverse or a Restricted Subsidiary of Syniverse that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Syniverse or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims or self insurance; provided, however, that, in each case, upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11) the incurrence by Syniverse or any of its Restricted Subsidiaries of Indebtedness arising from agreements of Syniverse or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock by Syniverse or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that:

(a) that Indebtedness is not reflected on the balance sheet of Syniverse or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on that balance sheet for purposes of this clause (a)); and

(b) the maximum assumable liability in respect of that Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of those noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Syniverse and/or that Restricted Subsidiary in connection with that disposition;

(12) the issuance of preferred stock by any of Syniverse’s Restricted Subsidiaries to Syniverse or another Restricted Subsidiary; provided that (a) any subsequent issuance or transfer of any Equity Interests or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or (b) any other subsequent transfer of any such shares of preferred stock that results in such preferred stock being held by a Person other than Syniverse or a Restricted Subsidiary of Syniverse, shall be deemed in each case to be an issuance of such shares of preferred stock that was not permitted by this clause (12);

(13) the incurrence by Syniverse or any of its Restricted Subsidiaries of obligations in respect of performance and surety bonds and completion guarantees provided by Syniverse or such Restricted Subsidiary in the ordinary course of business;

(14) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence;

(15) Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed the greater of $20.0 million and 10.0% of the aggregate total assets (as calculated in accordance with GAAP) of all Foreign Subsidiaries;

(16) Indebtedness consisting of promissory notes issued by Syniverse or any Guarantor to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Syniverse or any of its direct or indirect parent corporations permitted by the covenant described under the caption “—Restricted Payments;”

(17) Indebtedness of Syniverse or any Restricted Subsidiary of Syniverse to the extent the proceeds of such Indebtedness are deposited and used to defease all outstanding notes as described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge;”

(18) the incurrence by Syniverse or any of its Restricted Subsidiaries of Indebtedness incurred in respect of Insurance Financing Arrangements in the ordinary course of business;

(19) Indebtedness or Preferred Stock of a Person incurred and outstanding on or prior to the date on which such Person was acquired by Syniverse or any Restricted Subsidiary of Syniverse or merged into Syniverse or a Restricted Subsidiary of Syniverse in accordance with the terms of the Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, such acquisition or merger;

and provided, further, that after giving effect to such incurrence of Indebtedness Syniverse would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; and

(20) the incurrence by Syniverse or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable), at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause, not to exceed $50.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Syniverse will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Syniverse as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Syniverse or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the fair market value of such asset at the date of determination, and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

Syniverse will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of Syniverse and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Guarantee. No such Indebtedness will be considered to be senior in right of payment by virtue of being secured on a first or junior priority basis.

Liens

Syniverse will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables (other than Permitted Liens) on any asset now owned or hereafter acquired, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien (the “Initial Lien”) shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Syniverse or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Syniverse or any of its Restricted Subsidiaries;

(2) make loans or advances to Syniverse or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Syniverse or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the notes and the Guarantees;

(3) applicable law or rules and regulations promulgated thereunder;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Syniverse or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases, licenses and other similar agreements entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary or an agreement entered into for the sale of specified assets that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(13) Indebtedness incurred after the date of the indenture in accordance with the terms of the indenture; provided that the restrictions contained in the agreements governing the new Indebtedness are, in the good faith judgment of the Board of Directors of Syniverse, not materially less favorable, taken as a whole, to the Holders of the notes than those contained in the agreements governing Indebtedness that were in effect on the date of the indenture;

(14) other Indebtedness or Preferred Stock that is incurred by a Foreign Subsidiary of Syniverse subsequent to the date of the indenture pursuant to clauses (5), or of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(15) any encumbrance or restriction existing under or by reason of Indebtedness or other contractual requirements of a Receivables Entity or any Standard Securitization Undertaking, in each case in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity and Receivables and Related Assets;

(16) other Indebtedness or Preferred Stock of a Restricted Subsidiary of Syniverse that is incurred by such Restricted Subsidiary pursuant to clause of the second paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(17) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of Syniverse, not materially less favorable, taken as a whole, to the Holders of notes than those contained in the applicable contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

Syniverse may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Syniverse is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Syniverse and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) Syniverse is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Syniverse), or to which such sale, assignment, transfer, conveyance or other disposition has been made is either (i) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) is a partnership or limited liability company organized or existing under the laws of the United States, any state thereof or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia which corporation becomes a co-issuer of the notes pursuant to a supplemental indenture duly and validly executed by the trustee;

(2) the Person formed by or surviving any such consolidation or merger (if other than Syniverse), or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Syniverse under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) except in the case of a merger or consolidation of Syniverse with or into a Guarantor, either:

(a) Syniverse or the Person formed by or surviving any such consolidation or merger (if other than Syniverse), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” or

(b) on the date of such transaction after giving pro forma effect thereto and any related financing transaction, as if the same had occurred at the beginning of the applicable four-quarter period, the pro forma Fixed Charge Coverage Ratio of Syniverse will exceed the actual Fixed Charge Coverage Ratio of Syniverse on such date.

In addition, Syniverse may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Syniverse and any of its Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Syniverse and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as determined by Syniverse. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Syniverse or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Syniverse or such Restricted Subsidiary with an unrelated Person; and

(2) Syniverse delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to Syniverse of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement or other compensation arrangements or agreements entered into by Syniverse or any of its Restricted Subsidiaries in the ordinary course of business of Syniverse or such Restricted Subsidiary;

(2) transactions between or among Syniverse and/or any of its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Syniverse solely because Syniverse or one or more of its Restricted Subsidiaries owns an Equity Interest in, or controls, such Person;

(4) payment of customary directors fees and expenses to directors of Parent, Syniverse or any of its Restricted Subsidiaries and the provision and payment of customary indemnification to directors and officers of Syniverse;

(5) issuances of Equity Interests of Syniverse (other than Disqualified Stock) to Affiliates of Syniverse;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) loans or advances by Syniverse and its Restricted Subsidiaries to employees of Syniverse and its Restricted Subsidiaries that are entered into in the ordinary course of business and that are approved by the Board of Directors of Syniverse in good faith; provided that the aggregate principal amount of all such loans or advances do not exceed $5.0 million at any one time outstanding;

(8) transactions with Transaction Network Services Inc. or any of its Subsidiaries in the ordinary course of business and consistent with past practices;

(9) transactions effected pursuant to the agreements described in Syniverse’s Report on Form 10-K for the year ended December 31, 2004 in the section entitled “Certain Relationships and Related Transactions” as the same are in effect on the date of the indenture or any amendment, modification or replacement to such agreement (so long as the amendment, modification or replacement is not disadvantageous to the Holders of the notes in any respect);

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are fair to Syniverse or its Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of Syniverse or the senior management thereof, or are on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party; and

(11) any transaction effected as part of a Qualified Receivables Transaction.

Additional Guarantees

If Syniverse or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, and such Domestic Subsidiary Guarantees any Indebtedness of Syniverse or any of its other Restricted Subsidiaries, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 20 Business Days of the date on which it Guaranteed Indebtedness of Syniverse or any of its other Restricted Subsidiaries, except for Domestic Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries. Notwithstanding the foregoing, this covenant will not apply to any Receivables Entity.

Business Activities

Syniverse will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Syniverse and its Subsidiaries taken as a whole.

Payments for Consent

Syniverse will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, if not filed electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), Syniverse will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Syniverse were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Syniverse were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Syniverse’s (or the Parent’s if the Parent continues to be a Guarantor of the notes) consolidated financial statements by Syniverse’s certified independent auditors. In addition, Syniverse will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, Syniverse is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Syniverse will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Syniverse will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Syniverse’s filings for any reason, Syniverse will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Syniverse were required to file those reports with the SEC.

If Syniverse has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Syniverse and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Syniverse. Syniverse’s reporting obligations with respect to the information and reports referred to in clause (1) and (2) above will be deemed satisfied in the event that the Parent continues to be a Guarantor of the notes and files such reports and other information referred to therein in accordance with Rule 3-10 of Regulation S-X.

In addition, Syniverse agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2) default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by Syniverse or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales;”

(4) failure by Syniverse or any of its Restricted Subsidiaries for 60 days after notice by the trustee or by Holders of at least 25% in aggregate principal amount of notes then outstanding to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Syniverse or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Syniverse or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal on such Indebtedness at the Stated Maturity thereof (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by Syniverse or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment becomes final and non-appealable;

(7) except as permitted by the indenture, any Guarantee (other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee (other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary); and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Syniverse or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Syniverse, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, that so long as any Obligations pursuant to the Credit Agreement shall be outstanding or the commitments thereunder shall not have expired or been terminated, such acceleration shall not be effective until the earlier of:

(1) an acceleration of any such Indebtedness under the Credit Agreement; or

(2) five business days after receipt by Syniverse and the Credit Agent of written notice of such acceleration.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Syniverse with the intention of avoiding payment of the premium that Syniverse would have had to pay if Syniverse then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to August 15, 2009, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Syniverse with the intention of avoiding the prohibition on redemption of the notes prior to August 15, 2009, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Syniverse is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Syniverse is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Equityholders

No director, officer, employee, incorporator, stockholder, member or managing member of Syniverse or any Guarantor, as such, will have any liability for any obligations of Syniverse or the Guarantors under the notes, the indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Syniverse may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) Syniverse’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Syniverse’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Syniverse may, at its option and at any time, elect to have the obligations of Syniverse and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Syniverse must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Syniverse must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Syniverse has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Syniverse has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Syniverse has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture), to which Syniverse or any of its Subsidiaries is a party or by which Syniverse or any of its Subsidiaries is bound;

(6) Syniverse must deliver to the trustee an officers’ certificate stating that the deposit was not made by Syniverse with the intent of preferring the Holders of notes over the other creditors of Syniverse with the intent of defeating, hindering, delaying or defrauding creditors of Syniverse or others; and

(7) Syniverse must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Syniverse, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Syniverse’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Syniverse’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8) to allow any Guarantor to execute a supplemental indenture with respect to the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Syniverse, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Syniverse or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Syniverse or any Guarantor is a party or by which Syniverse or any Guarantor is bound;

(3) Syniverse or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Syniverse has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Syniverse must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Syniverse or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Syniverse Technologies, Inc., One Tampa City Center, Suite 700, Tampa, Florida 33602, Attention: Robert Garcia, Jr.

Book-Entry, Delivery and Form

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System and Clearstream Banking, S.A.), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Syniverse takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Syniverse that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Syniverse that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Syniverse and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Syniverse, the trustee nor any agent of Syniverse or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Syniverse that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Syniverse. Neither Syniverse nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Syniverse and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Syniverse that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Syniverse, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Syniverse that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Syniverse fails to appoint a successor depositary;

(2) Syniverse, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes, if any.

Same Day Settlement and Payment

Syniverse will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Syniverse will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Syniverse expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Syniverse that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of these notes. See “—Additional Information.”

Pursuant to the registration rights agreement, Syniverse and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, Syniverse and the Guarantors will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

If:

(1) Syniverse and the Guarantors are not

(a) required to file the Exchange Offer Registration Statement; or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any Holder of Transfer Restricted Securities notifies Syniverse prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) that it is a broker-dealer and owns notes acquired directly from Syniverse or an affiliate of Syniverse,

Syniverse and the Guarantors will file with the SEC a Shelf Registration Statement to cover resales of the notes by the Holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

Syniverse and the Guarantors will use all commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

For purposes of the preceding, “Transfer Restricted Securities” means each note until:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1) Syniverse and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 90 days after the closing of the notes offering;

(2) Syniverse and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 180 days after the closing of the notes offering;

(3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, Syniverse and the Guarantors will:

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 45 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, Syniverse and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(1) Syniverse and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3) Syniverse and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Syniverse and the Guarantors will pay Liquidated Damages to each Holder of notes in the form of additional interest at the rate of 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of 1.0% per annum.

Syniverse and the Guarantors will pay such Liquidated Damages on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes. The payment of such additional interest will be the holders’ sole monetary remedy under the Registration Rights Agreement with respect to any Registration Defaults thereunder.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to Syniverse (as described in the registration rights agreement), in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a Holder will be deemed to have agreed to indemnify Syniverse and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Syniverse.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Administrative Agent” means Lehman Commercial Paper Inc.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No person (other than Syniverse or any Subsidiary of Syniverse) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of Syniverse or any of its Subsidiaries solely by reason of such Investment.

“Applicable Premium” means, with respect to any note on any applicable redemption date, the excess of:

(1) the present value at such redemption date of (i) the redemption price of the note at August 15, 2009 (such redemption price being set forth in the fourth paragraph under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note, through August 15, 2009 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2) the then outstanding principal amount of the note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights outside of the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Syniverse and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Syniverse’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a fair market value of less than $15.0 million;

(2) a transfer of assets between or among Syniverse and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Syniverse to Syniverse or to another Restricted Subsidiary of Syniverse;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(7) the licensing of intellectual property to third Persons on customary terms as determined by the Board of Directors in good faith;

(8) a transfer or sale of Receivables and Related Assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction; and

(9) disposition of an account receivable in connection with the collection or compromise thereof.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars or, in the case of a Foreign Subsidiary, the local currency of the jurisdiction in which it conducts operations;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities), having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances (or in the case of Foreign Subsidiaries, the foreign equivalent) with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better or in the case of Foreign Subsidiaries, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof which has a combined capital and surplus and undivided profits in excess of $500.0 million (or the foreign currency equivalent thereof);

(4) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Services, Inc.;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (3) or (4) above;

(6) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within 12 months after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Syniverse and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act, other than a Principal or a Related Party of a Principal), it being understood that as of the date of the indenture, Syniverse’s SS7 network does not by itself constitute substantially all of the assets of Syniverse and its Restricted Subsidiaries taken as a whole;

(2) the adoption of a plan relating to the liquidation or dissolution of Syniverse;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Parent or Syniverse, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of the Parent or Syniverse are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), and other non-cash items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4) any net gain or loss resulting from Hedging Obligations relating to currency exchange risk; plus

(5) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations; plus

(6) transition expenses incurred in fiscal years 2004 and 2005 pursuant to the acquisition of Interoperator Services North America in an amount not to exceed $2.0 million in fiscal 2004 and $6.0 million in fiscal 2005; plus

(7) up to $10.0 million of expenses related to the relocation of Syniverse’s headquarters; provided such costs are incurred in fiscal 2004, 2005 and 2006 and expensed on the consolidated income statements of Syniverse; minus

(8) all non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business (excluding any items which represent the reversal of an accrual or reserve for anticipated cash charges made in any prior period), in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income, of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary of the Person;

(2) solely for the purpose of determining the amount available for Restricted Payments under the second clause (3) of the first paragraph of “Certain Covenants—Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained), or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (except to the extent of the amount of dividends or distributions that have actually been paid in cash to Syniverse or one or more of its Restricted Subsidiaries that is not subject to any such restrictions);

(3) the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) the net loss of any Person, other than a Restricted Subsidiary of Syniverse, will be excluded;

(6) non-cash charges relating to employee benefit or other management compensation plans of Syniverse or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of Syniverse or any of its Restricted Subsidiaries (excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income will be excluded; and

(7) items classified as extraordinary, unusual or nonrecurring (including, without limitation, reasonable and customary fees and expenses (including call premiums) incurred in connection with any Equity Offering or issuance, incurrence, redemption, prepayment or repurchase of Indebtedness permitted to be incurred under the indenture (or which would have been permitted to be incurred under the indenture if the indenture had been in place at such time) (in each case, whether or not consummated), investment banking and legal fees and similar expenses and transition expenses relating to any acquisition or Permitted Investment (in each case, whether or not consummated), and severance, relocation and other restructuring costs), and related tax effects (to the extent such tax effects were included in Net Income) according to GAAP, will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Syniverse who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agent” means Lehman Commercial Paper Inc., in its capacity as administrative agent for the lenders party to the Credit Agreement, or any successor thereto or any person otherwise appointed.

“Credit Agreement” means that certain Credit Agreement, dated as of February 15, 2005, by and among Syniverse, the Guarantors, Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as book manager and lead arranger, LaSalle Bank National Association, as syndication agent, and the other lenders party thereto, providing for up to $460.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any noncash consideration received by Syniverse or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the fair market value of such noncash consideration and the basis of the valuation.

“Designated Senior Debt” means:

(1) any Indebtedness or other amounts outstanding under the Credit Agreement; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Syniverse to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Syniverse may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Syniverse and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Syniverse that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Syniverse.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (1) a public offering of common equity securities or (2) a private placement of common equity securities yielding gross proceeds to the issuer of at least $25.0 million.

“Existing Indebtedness” means the amount of Indebtedness of Syniverse and its Subsidiaries (other than Indebtedness under the Credit Agreement), in existence on the date of the indenture, until such amounts are repaid.

“fair market value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (excluding amortization of debt issuance costs); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Syniverse (other than Disqualified Stock), or to Syniverse or a Subsidiary of Syniverse, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings), or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but including Pro Forma Cost Savings, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded from the four-quarter reference period on a pro forma basis (as provided above);

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded from the four-quarter reference period on a pro forma basis (as provided above), but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“GTCR” means GTCR Golder Rauner, L.L.C.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantee and Collateral Agreement” means the Guarantee and Collateral Agreement among Syniverse, the Parent and each subsidiary guarantor to the Credit Agreement, dated as of February 15, 2005, as the same may be amended, supplemented, replaced or otherwise modified from time to time in accordance with the Credit Agreement.

“Guarantors” means each of:

(1) Parent;

(2) Syniverse’s direct and indirect Domestic Subsidiaries existing on the date of the indenture; and

(3) any other Subsidiary of Syniverse that executes a Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

“Hedge Agreements” means all interest rate swaps, caps or collar agreements or similar arrangements entered into by the Parent or any of its Subsidiaries providing for protection against fluctuations in interest rates or currency exchange rates or the exchange of nominal interest obligations, either generally or under specific contingencies.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodity prices or currency exchange rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

(7) if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

“Insurance Financing Arrangements” means any agreement between Syniverse or any of its Restricted Subsidiaries with an insurance carrier or an Affiliate of such issuance carrier providing insurance maintained by Syniverse or any of its Restricted Subsidiaries in the ordinary course of business which enables Syniverse and its Restricted Subsidiaries to pay any insurance premiums and applicable financing charges due in respect of any such insurance coverage in installments over the term of the applicable insurance policy.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates), in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Syniverse or any Subsidiary of Syniverse sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Syniverse such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Syniverse, Syniverse will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Syniverse’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by Syniverse or any Subsidiary of Syniverse of a Person that holds an Investment in a third Person will be deemed to be an Investment by Syniverse or such Subsidiary in such third Person in an amount equal to the fair market value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lender” means the several banks and other financial institutions or entities from time to time party to the Credit Agreement.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, except in connection with any Qualified Receivables Transaction, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes), of any jurisdiction.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without giving effect to the $15.0 million threshold); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by Syniverse or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Syniverse nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary), would permit upon notice, lapse of time or both any holder of any other Indebtedness of Syniverse or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Syniverse or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the businesses engaged in by Syniverse and its Restricted Subsidiaries on the date of original issuance of the notes and/or any activities that are similar, ancillary or related to, or a reasonable extension, development or expansion of, any of those businesses.

“Permitted Investments” means:

(1) any Investment in Syniverse or in a Restricted Subsidiary of Syniverse;

(2) any Investment in Cash Equivalents;

(3) any Investment by Syniverse or any Restricted Subsidiary of Syniverse in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Syniverse; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Syniverse or a Restricted Subsidiary of Syniverse;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock), of Syniverse;

(6) any Investments received in compromise or resolution of (A) obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Hedging Obligations;

(8) any Investment existing on the date of the indenture;

(9) loans and advances to employees and officers of Syniverse and its Restricted Subsidiaries in the ordinary course of business having an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(10) loans to management employees of Syniverse and its Restricted Subsidiaries for the purchase of Equity Interests having an aggregate principal amount not to exceed $3.0 million at any one time outstanding;

(11) accounts receivable created or acquired in the ordinary course of business;

(12) Guarantees by Syniverse of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of Syniverse under the indenture;

(13) any Investment in a joint venture with one or more foreign partners to the extent that, as a result of the Investment, Syniverse recognizes gross profit from licensing of intellectual property or sales of equipment to that joint venture over the twelve-month period following the Investment that is at least equal to the amount of such Investment;

(14) repurchases of notes (including Additional Notes);

(15) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

(16) any Investment in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Transaction or any related Indebtedness; and

(17) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) that are at the time outstanding, not to exceed the greater of $30.0 million and 5.0% of Total Assets.

“Permitted Junior Securities” means:

(1) common Equity Interests in Syniverse or any Guarantor; or

(2) debt or preferred equity securities of Syniverse or any Guarantor issued pursuant to a plan of reorganization consented to by each class of Senior Debt; provided that all such securities are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1) Liens securing Senior Debt and other Obligations with respect thereto;

(2) Liens in favor of Syniverse or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is, acquired, merged with or into or consolidated with Syniverse or any Subsidiary of Syniverse; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Syniverse or the Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by Syniverse or any Subsidiary of Syniverse, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens existing on the date of the indenture and any renewals thereof on terms no more restrictive and secured by the same collateral as existing on the date of the indenture;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens incurred in the ordinary course of business of Syniverse or any Subsidiary of Syniverse with respect to obligations that do not exceed $20.0 million at any one time outstanding;

(9) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(10) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) incurred in the ordinary course of business;

(11) judgment Liens not giving rise to an Event of Default;

(12) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(13) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(14) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Syniverse or any of its Restricted Subsidiaries, including rights of offset and set-off;

(15) Liens securing Indebtedness incurred in reliance on clause (4) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as such Lien extends to no assets other than the assets acquired;

(16) Leases or subleases granted to others that do not materially interfere with the ordinary course of business of Syniverse and its Restricted Subsidiaries;

(17) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(18) Liens securing the notes and the notes guarantees and any notes issued in exchange therefor in accordance with the Registration Rights Agreement and the related notes guarantees;

(19) Liens securing intercompany Indebtedness of Syniverse or a Restricted Subsidiary;

(20) Liens securing Hedging Agreements that are permitted by the indenture to be incurred;

(21) Liens to secure Indebtedness of any Foreign Subsidiary permitted to be incurred in accordance with the provisions of the indenture, covering only assets of such Foreign Subsidiary; and

(22) Liens on Receivables and Related Assets of the type specified in the definition of “Qualified Receivables Transaction” incurred in connection with a Qualified Receivables Transaction.

“Permitted Refinancing Indebtedness” means any Indebtedness of Syniverse or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Syniverse or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable), of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable), of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) (a) if the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is earlier than the final maturity date of the notes, the Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; or (b) if the final maturity date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is later than the final maturity date of the notes, the Permitted Refinancing Indebtedness has a final maturity date at least 91 days later than the final maturity date of the notes;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Indebtedness is incurred either by Syniverse or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means GTCR Fund VII, L.P. and/or GTCR Fund VII/A, L.P.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs and related adjustments associated with the acquisition of a business that are attributable to that period and that (i) are calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture or (ii) Syniverse reasonably determines are probable based upon specifically identified actions to be taken within six months of the date of an acquisition; provided, however, that Syniverse’s chief financial officer shall have certified in an Officers’ Certificate delivered to the trustee the specific actions to be taken, the cost savings to be achieved from each such action and that such savings have been determined to be probable; as if, in the case of each of clause (i) and (ii), all such reductions in costs and related adjustments had been effected as of the beginning of such period.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Syniverse or any Restricted Subsidiary of Syniverse pursuant to which Syniverse or any Restricted Subsidiary of Syniverse may sell, convey, contribute to capital or otherwise transfer to a Receivables Entity or to any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in and/or pledge, any Receivables or interests therein and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any Guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the “Related Assets”), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in Receivables and Related Assets, it being understood that a Qualified Receivables Transaction may involve:

(1) one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein, and

(2) periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, and provided that:

(a) the Board of Directors of Syniverse or any Restricted Subsidiary of Syniverse which is party to such Qualified Receivables Transaction shall have determined in good faith that such Qualified Receivables Transaction is economically fair and reasonable to Syniverse or such Restricted Subsidiary of Syniverse, as applicable, and the Receivables Entity, and

(b) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of Syniverse or any Restricted Subsidiary of Syniverse which is party to such Qualified Receivables Transaction).

The grant of a security interest in any accounts receivable of Syniverse or any Restricted Subsidiary of Syniverse to secure Indebtedness incurred pursuant to the Credit Agreement shall not be deemed a Qualified Receivables Transaction.

“Receivables” means accounts receivable (including all rights to payment created by or arising from the sale of goods, leases of goods or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of Syniverse or any Restricted Subsidiary of Syniverse, whether now existing or arising in the future.

“Receivables Entity” means any Person formed for the purposes of engaging in a Qualified Receivables Transaction with Syniverse or a Restricted Subsidiary of Syniverse which engages in no activities other than in connection with the financing of Receivables of Syniverse and the Restricted Subsidiaries of Syniverse, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Syniverse or the Restricted Subsidiary of Syniverse that is the direct parent company of such Receivables Entity, or, if the Receivables Entity is not a Subsidiary of Syniverse, by the Board of Directors of any Restricted Subsidiary participating in such Qualified Receivables Transaction (in each case, as provided below), as a Receivables Entity and:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is Guaranteed by Syniverse or any Restricted Subsidiary of Syniverse other than a Receivables Entity (excluding any Guarantees (other than Guarantees of the principal of, and interest on, Indebtedness and Guarantees of collection on Receivables) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates Syniverse or any Restricted Subsidiary of Syniverse (other than a Receivables Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of Syniverse or any Restricted Subsidiary of Syniverse other than a Receivables Entity, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither Syniverse nor any Restricted Subsidiary of Syniverse other than a Receivables Entity has any material contract, agreement, arrangement or understanding other than on terms which Syniverse reasonably believes to be no less favorable to Syniverse or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Syniverse, other than fees payable in the ordinary course of business in connection with servicing the Receivables; and

(3) to which neither Syniverse nor any Restricted Subsidiary of Syniverse has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than pursuant to Standard Securitization Undertakings).

Any such designation by the Board of Directors of the applicable Restricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Related Party” means:

(1) any investment fund or other entity controlled by or under common control with the Principals or the principals that control the respective Principals; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 50% or more controlling interest of which consists of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Reserved Contributions” means the net cash proceeds received by Syniverse after the date of the indenture from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of

Syniverse or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock) of Syniverse, in each case that is designated within 60 days of the receipt of such net cash proceeds as a “Reserved Contribution” pursuant to an Officers’ Certificate.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Senior Debt” means:

(1) all Indebtedness of Syniverse or any Restricted Subsidiary outstanding under Credit Facilities and all obligations under Specified Hedge Agreements;

(2) any other Indebtedness of Syniverse or any Restricted Subsidiary permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by Syniverse;

(2) any intercompany Indebtedness of Syniverse or any of its Subsidiaries to Syniverse;

(3) any trade payables; or

(4) the portion of any Indebtedness that is incurred in violation of the indenture; provided that Indebtedness under a Credit Facility will not cease to be Senior Debt under this clause (4) if the lenders obtained a certificate from any officer of Syniverse as of the date of the incurrence of such Indebtedness to the effect that such Indebtedness was permitted to be incurred by the indenture.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Specified Hedge Agreement” means any Hedge Agreement (a) entered into by (i) any Loan Party and (ii) any Lender or any affiliate thereof, or any Person that was a Lender or an affiliate thereof when such Hedge Agreement was entered into, as counterparty and (b) which has been designated by such Lender and Syniverse, by notice to the Administrative Agent not later than 90 days after the execution and delivery thereof by any such Loan Party as a Specified Hedge Agreement; provided that the designation of any Hedge Agreement as a Specified Hedge Agreement shall not create in favor of any Lender or affiliate thereof that is a party thereto any rights in connection with the management or release of any Collateral (as defined in the Credit Agreement) or of the obligations of any Credit Agreement guarantor under the Guarantee and Collateral Agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Standard Securitization Undertakings” means all representations, warranties, covenants, indemnities, performance Guarantees and servicing obligations entered into by Syniverse or any Subsidiary of Syniverse (other than a Receivables Entity) which are customary in connection with any Qualified Receivables Transaction.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency), to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Assets” means, as of any date, the consolidated assets as shown on the most recent balance sheet of Syniverse and its Restricted Subsidiaries calculated in accordance with GAAP.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2009; provided, however, that if the period from the redemption date to August 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Syniverse that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Syniverse or any Restricted Subsidiary of Syniverse unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Syniverse or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Syniverse;

(3) is a Person with respect to which neither Syniverse nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Syniverse or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Syniverse as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Syniverse as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Syniverse will be in default of such covenant. The Board of Directors of Syniverse may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Syniverse of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred

Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth), that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares), will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. tax consequences and, in the case of Non-U.S. Holders (as defined below), U.S. estate tax aspects regarding an investment in the notes. This summary is based on the provisions of the Code, the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary only addresses holders that will hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. This discussion does not include any description of the tax laws of any state, local or non-U.S. government that may be applicable to a particular investor and does not consider any aspects of U.S. federal tax law other than income taxation and, in the case of Non-U.S. Holders (as defined below), U.S. estate tax aspects. In addition, this discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies or other financial institutions, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, U.S. expatriates, partnerships (or other flow-through entities for U.S. federal income tax purposes and their partners or members), investors that hold the notes as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities, or investors whose functional currency is not the U.S. dollar). Investors should consult their own advisers regarding the tax consequences of the purchase, ownership and disposition of notes in light of their particular circumstances, including the effect of any state, local or foreign laws.

The term “U.S. Holder” means a person who is, for federal income tax purposes, any of the following:

•	a citizen or resident of the U.S.;

•	a corporation (or other entity taxed as a corporation) organized in or under the laws of the U. S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (x) that is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a holder that is not a U.S. Holder. Certain consequences to Non-U.S. Holders are described under “—Consequences to Non-U.S. Holders” below.

If an entity treated as a partnership for U.S. federal income tax purposes beneficially owns the notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership purchasing the notes should consult with its own tax advisor about the U.S. federal income tax consequences of purchasing, holding and disposing of the notes.

Investors considering the purchase of notes should consult their own tax advisors concerning the application of the U. S. federal tax laws, as well as the laws of any state, local, or foreign taxing jurisdiction, to their particular circumstances.

IRS Circular 230 Disclosure

Any tax statement herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. any such statement herein was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Consequences to U.S. Holders

Payments of Interest. A U. S. Holder will be taxed on the stated interest on a note at ordinary income rates at the time at which such interest accrues or is received in accordance with the method of accounting that the U.S. Holder uses for tax purposes. The notes were not issued with original issue discount.

We may be obligated to pay additional amounts to the holders of the notes under certain circumstances described under “Description of Notes—Optional Redemption,” “Description of Notes—Repurchase at the Option of Holders—Change of Control” and “Description of Notes—Registration Rights; Liquidated Damages.” According to U.S. Treasury regulations, the possibility that any such payments will be made will not affect the amount, timing or character of interest income or gain a U.S. Holder recognizes if there is only a remote chance as of the date the notes are issued that such payments will be made. We believe that as of the issue date the likelihood that we would be obligated to make any such payments was remote. Therefore, we do not intend to treat the potential payment of such additional amounts as part of the yield to maturity of any notes. Our determination that this contingency is remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by the applicable U.S. Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on its notes in excess of stated interest and to treat such amounts as ordinary income. If we pay such additional amounts on the notes, U.S. Holders will be required to recognize such amounts as income.

Market Discount and Bond Premium. A U.S. Holder who purchases a note at a “market discount” that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules. In general, “market discount” is the excess of a debt instrument’s stated redemption price at maturity over the holder’s basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates).

Any gain on sale of a note attributable to a U.S. Holder’s unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a note at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the note until the U.S. Holder disposes of the note in a taxable transaction.

Instead of recognizing any market discount upon a disposition of a note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to notes pursuant to such election should be treated as interest on the notes. The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

In the event that a note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder’s tax basis in the note). The portion of the premium allocable to each interest payment generally is calculated based on the

U.S. Holder’s yield to maturity for the note. If a U.S. Holder elects to amortize bond premium with respect to the note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

Disposition of Notes. Upon the sale, taxable exchange, retirement, or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (ii) such holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder, reduced by any principal payments received and any bond premium amortized by such holder plus any market discount previously included in income by the holder. A U.S. Holder’s gain or loss recognized on selling, exchanging or retiring a note will generally be treated as U.S. source income or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement of a note, the U.S. Holder has held the note for more than one year. If the U. S. Holder is an individual and the note being disposed of is a capital asset held for more than one year, the U.S. Holder may be eligible for reduced rates of taxation on any capital gain recognized. The ability to deduct capital losses is subject to limitations.

Exchange Offer. The exchange of notes for registered notes in the exchange offer will not constitute a taxable event for U.S. Holders. Consequently, a U.S. Holder will not recognize gain or loss upon receipt of a registered note in exchange for notes in the exchange offer, the U.S. Holder’s basis in the registered note received in the exchange offer will be the same as its basis in the corresponding note immediately before the exchange and the U.S. Holder’s holding period in the registered note will include its holding period in the original note.

Information Reporting and Backup Withholding. Under the Code, a U.S. Holder of a note will generally be subject to information reporting and may be subject, under certain circumstances, to backup withholding with respect to payments of interest or principal on, or the gross proceeds from disposition of, a note. Backup withholding generally applies only if a U.S. Holder is not otherwise exempt and the holder:

•	fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit, and may entitle such holder to a refund, against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from information reporting and backup withholding, including corporations. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Consequences to Non-U.S. Holders

Stated Interest. Interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax of 30% (or, if applicable, a lower rate under an applicable income tax treaty) under the “portfolio interest” exception of the Code provided that:

•	the interest is not effectively connected with such holder’s conduct of a trade or business within the U.S.;

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is related to us through sufficient stock ownership and is not a bank that received such interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-U. S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “U.S. person” within the meaning of the Code and provides its name and address (generally by completing IRS Form W-8BEN), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a “U.S. person” and provides us or our paying agent with a copy of such statement or (3) the Non-U. S. Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a Non-U.S. Holder may be entitled to an exemption from U.S. federal withholding tax if the interest is effectively connected to a U.S. trade or business as described below or to a reduction in or an exemption from U.S. federal income and withholding tax on interest under an income tax treaty between the U.S. and the Non-U.S. Holder’s country of residence. To claim a reduction or exemption under an income tax treaty, a Non-U.S. Holder must generally complete an IRS Form W-8BEN and claim the reduction or exemption on the form. In some cases, a Non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files. The certification requirements described above may in some circumstances require a Non-U.S. Holder that claims the benefit of an income tax treaty to also provide its U.S. taxpayer identification number on IRS Form W-8BEN.

We may be obligated to pay additional amounts to the holders of the notes under certain circumstances described under “Description of Notes—Optional Redemption,” “Description of Notes—Repurchase at the Option of Holders—Change of Control” and “Description of Notes—Registration Rights; Liquidated Damages.” Such additional amounts may, if such amounts become payable, be subject to U.S. withholding tax. We intend to withhold tax at a rate of 30% on any payment of such additional amounts made to Non-U.S. holders unless we receive certain certifications from the Non-U.S. Holder entitling such payments to a reduction or elimination of withholding under an applicable treaty, as described above, or that such payments are effectively connected with the holder’s conduct of a trade or business in the U.S. If we withhold tax from any payment of such additional amounts made to a Non-U.S. holder and such payment were determined not to be subject to U.S. federal tax, a Non-U.S. holder would be entitled to a refund of all tax withheld.

Disposition of Notes. A Non-U.S. Holder of a note generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized on a sale, exchange, redemption or other taxable disposition of the note (other than any amount representing accrued but unpaid interest on the note, which is subject to the rules discussed above under “—Consequences to Non-U.S. Holders—Stated Interest”) unless (i) the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, in which case such holder may have to pay a U.S. federal tax of 30% (or, if applicable, a lower treaty rate) on such gain.

U.S. Trade or Business. If interest or gain from a disposition of the notes is effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business and, if an income tax treaty applies and the Non-U.S. Holder maintains a U.S. “permanent establishment” to which the interest or gain is attributable, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided, generally IRS Form W-8ECI). A foreign corporation that is a holder of a note may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain realized on the disposition of a note generally will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the U.S.

U.S. Federal Estate Tax. The U.S. federal estate tax generally will not apply to a note held by a Non-U.S. Holder at the time of such holder’s death, provided that any interest payment to such holder would qualify as portfolio interest without regard to the certification requirements described in the last bullet point under “—Consequences to Non-U.S. Holders—Stated Interest.”

Exchange Offer. The exchange of notes for registered notes in the exchange offer will not constitute a taxable event for Non-U.S. Holders. Consequently, a Non-U.S. Holder will not recognize gain upon receipt of a registered note in exchange for notes in the exchange offer, the Non-U.S. Holder’s basis in the registered note received in the exchange offer will be the same as its basis in the corresponding note immediately before the exchange and the Non-U.S. Holder’s holding period in the registered note will include its holding period in the original note.

Information Reporting and Backup Withholding. U.S. backup withholding tax generally will not apply to payments on a note to a Non-U.S. Holder if the Non-U.S. Holder is exempt from withholding tax on interest as described above in “—Consequences to Non-U.S. Holders—Stated Interest.” However, information reporting may still apply with respect to interest payments.

Payment of proceeds made to a Non-U.S. Holder outside the U.S. from a disposition of notes effected through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. However, payment of proceeds from a disposition of notes by a Non-U.S. Holder effected through a non-U.S. office of a broker may be subject to information reporting (but generally not backup withholding) if the broker is (i) a U.S. person (within the meaning of the Code); (ii) a controlled foreign corporation for Untied States federal income tax purposes; (iii) a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reason to know that the certification may be false. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

PLAN OF DISTRIBUTION

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we are required to file a shelf registration statement with respect to their outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of the shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited liability company that is an investor in GTCR Fund VII, L.P. and GTCR Fund VII/A, L.P. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in GTCR Co-Invest, L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR Golder Rauner, LLC and certain of its affiliates in connection with certain legal matters.

WHERE YOU CAN FIND OTHER INFORMATION

Each purchaser of the notes from the initial purchasers will be furnished a copy of this prospectus and any related amendments or supplements to this prospectus. Each person receiving this prospectus acknowledges that (i) such person has been afforded an opportunity to request from us, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein, (ii) such person has not relied on the initial purchasers or any person affiliated with the initial purchasers in connection with its investigation of the accuracy of such information or its investment decision and (iii) except as provided pursuant to (i) above, no person has been authorized to give any information or to make any representation concerning the notes offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by us or the initial purchasers.

While any notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Robert Garcia, Jr., One Tampa City Center, Suite 700, Tampa, Florida 33602 (813) 273-3000.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, file annual, quarterly and special reports, proxy statements and other information with the SEC. Members of the public may read and copy any materials we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room maintained by the SEC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc. in New York, New York. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

The indenture will provide that we will furnish copies of the periodic reports required to be filed with the SEC under the Exchange Act to the holders of the notes. If we are not subject to the periodic reporting and informational requirements of the Exchange Act, we will, to the extent such filings are accepted by the SEC, and whether or not we have a class of securities registered under the Exchange Act, file with the SEC, and provide the Trustee and the holders of the notes within 15 days after such filings, annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act, and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act. If filing such reports with the SEC is not accepted by the SEC or prohibited by the Exchange Act, we will also provide copies of such reports, at its cost, to prospective purchasers of the notes promptly upon written request.

EXPERTS

The consolidated financial statements of Syniverse Holdings, Inc. appearing in Syniverse Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered certified public accountants, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of IOS North America, a division of Electronic Data Systems Corporation, as of and for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$175,000,000

Offer to Exchange $175,000,000 7 3/4% Senior Subordinated Notes due 2013, Series B

for any and all outstanding

7 3/4% Senior Subordinated Notes due 2013

PROSPECTUS

November 4, 2005